File No. 70-9785

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       ---------------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM U-1
                      ----------------------------------

                           APPLICATION OR DECLARATION

                                    under the

                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                     * * *

                     AMERICAN ELECTRIC POWER COMPANY, INC.
                    1 Riverside Plaza, Columbus, Ohio 43215

                  AMERICAN ELECTRIC POWER SERVICE CORPORATION
                    1 Riverside Plaza, Columbus, Ohio 43215
                    ---------------------------------------

                       CENTRAL AND SOUTH WEST CORPORATION
                    1 Riverside Plaza, Columbus, Ohio 43215

                         CENTRAL POWER AND LIGHT COMPANY
         539 North Carancahua Street, Corpus Christi, Texas 78401-2802

                         COLUMBUS SOUTHERN POWER COMPANY
                    1 Riverside Plaza, Columbus, Ohio 43215

                               OHIO POWER COMPANY
                301 Cleveland Avenue, S.W., Canton, Ohio 44702

                       SOUTHWESTERN ELECTRIC POWER COMPANY
              428 Travis Street, Shreveport, Louisiana 71156-0001

                          WEST TEXAS UTILITIES COMPANY
                 301 Cypress Street, Abilene, Texas 78601-5820
                 ---------------------------------------------
              (Name of company or companies filing this statement
                 and addresses of principal executive offices)
                                     * * *

                     AMERICAN ELECTRIC POWER COMPANY, INC.
                    1 Riverside Plaza, Columbus, Ohio 43215
                    ---------------------------------------
                    (Name of top registered holding company
                    parent of each applicant or declarant)
                                     * * *

                        Susan Tomasky, General Counsel
                  AMERICAN ELECTRIC POWER SERVICE CORPORATION
                    1 Riverside Plaza, Columbus, Ohio 43215
                    ---------------------------------------
                    (Name and address of agent for service)

                                TABLE OF CONTENTS

                                                                   Page
                                                                   Number
Glossary of Terms...............................................     i
Item 1.  Description of the Proposed Transaction.................    1
          A.  Introduction...........................................1
          B.  Description of the Applicants..........................3
          C.  Overview of the Proposed Restructuring.................5
               1.  Reorganization of the Texas Operating             7
               Companies.............................................
               2.  Reorganization of the Ohio Operating              8
               Companies.............................................
          D.  Overview of Requested Authorizations...................9
               1.  The Transaction...................................9
                    a.  Formation and Capitalization of
                        Enterprises, Wholesale Holdco and            9
                        Domestic Holdco...............................
                       b. Formation of Texas PGCs and Tax
                        Beneficial Entities.........................10
                    c.  Formation of EDC Subsidiaries...............10
                    d.  Capitalization of Subsidiaries..............10
                    e.  Transfers...................................12
               2.  Agreements.......................................15
               3.  Services, Goods and Assets Involving
                   the        Utility Operating Companies...........15
          E.  Financing Plan........................................16
               1.  Overview of the Financing Request................16
               2.  Parameters for Financing and Hedging
                   Transaction Authorization........................17
                    a.  Effective Cost of Money.....................17
                    b.  Maturity of Debt and Final Redemption
                        on Preferred Securities.....................18
                    c.  Insurance Expenses..........................18
                    d.  Use of Proceeds.............................18
                    e.  Financial Condition.........................19
                    f.  Hedging Transactions........................20
               3.  AEP Guarantees and Intra-system Advances.........22
                    a.  Guarantees..................................22
                    b.  Intra-system Advances.......................24
               4.  Unregulated Holding Companies Authority..........24
                    a.  Financing Authority.........................24
                    b.  Guarantee Authority.........................24
                    c.  Hedging Transaction Authority...............25
                    d.  Intra-system Advances.......................25
               5.  Unregulated Subsidiaries Authority...............25
                    a.  Financing Authority.........................25
                    b.  Guarantee Authority.........................26
                    c.  Hedging Transaction Authority...............26
               6.  Reg Holdco Authority.............................26
                    a.  Financing Authority.........................26
                    b.  Guarantee Authority.........................26
                    c.  Hedging Transaction Authority...............27
                    d.  Intra-system Advances.......................27
               7.  Regulated Subsidiaries Authority.................27
                    a.  Financing Authority.........................27
                    b.  Guarantee Authority.........................27
                    c.  Money Pool Authority........................27
                    d.  Hedging Transaction Authority...............28
               8.  Finance Subsidiary Authority.....................28
          F.  AEP's Non-utility Holdings............................28
          G.  Request for Authority to Pay Dividends Out of
              Capital or Unearned Surplus by the Utility            29
              Subsidiaries............................................
          H.  Other Regulatory Approvals............................30
Item 2.  Fees, Commissions and Expenses..........................   30
Item 3.  Applicable Statutory Provisions.........................   31
           A.  Sections 9 and 10....................................31
                1.  The Transaction Complies With State Law.........32
                2.  The Capital Structure is not Unduly             33
                Complicated...........................................
                3.  The Consideration is Fair and Reasonable........35
           B.  Section 12 and Rule 46...............................35
           C.  Section 13(b) Compliance.............................36
           D.  Rule 54 Compliance...................................37
Item 4.  Regulatory Approval.....................................   38
Item 5.  Procedure...............................................   38
Item 6.  Exhibits and Financial Statements.......................   38
                    a.  Exhibits....................................38
                    b.  Financial Statements........................39
Item 7.  Information as to Environmental Effects.................   39
Signature........................................................   40

                                GLOSSARY OF TERMS

      When the following terms and abbreviations appear in the text of this Application, they have the meanings indicated below:

             Term                              Meaning

1935 Act.....................   Public Utility Holding Company Act of
                                1935

AEP..........................   American Electric Power Company, Inc.

AEPSC........................   American Electric Power Service
                                Corporation

Applicants...................   AEP, AEPSC, CPL, CSP, CSW, OPCo,
                                SWEPCO and WTU

Commission...................   Securities and Exchange Commission

CPL..........................   Central Power and Light Company

CPL EDC......................   CPL following the transfer of its
                                generating assets and related
                                liabilities

CPL PGC......................   A to-be-formed PGC organized to hold
                                the generating assets and related
                                liabilities of CPL

CPL PGC LLC..................   A to-be-formed limited liability
                                company organized by CPL PGC to act
                                as the general partner of CPL PGC LP

CPL PGC LP...................   a to-be-formed limited partnership
                                organized by CPL PGC to hold its
                                generation assets and related
                                liabilities

CSP..........................   Columbus Southern Power Company

CSP EDC......................   a to-be-formed EDC organized to hold
                                the transmission and distribution
                                assets and related liabilities of CSP

CSP PGC......................   CSP following the transfer of its
                                transmission and distribution assets
                                and related liabilities

CSW..........................   Central and South West Corporation

Domestic Holdco..............   Domestic Generating Holding Company,
                                a to-be-formed wholly owned
                                subsidiary corporation or limited
                                liability company of Wholesale Holdco

EDC..........................   Energy Delivery Company

Enterprises..................   AEP Enterprises, a to-be-formed
                                wholly owned subsidiary corporation
                                or limited liability company of AEP

ETCs.........................   exempt telecommunications companies
                                within the meaning of Section 34 of
                                the 1935 Act and related rules
                                thereunder

EWGs.........................   exempt wholesale generators within
                                the meaning of Section 32 of the 1935
                                Act and related rules thereunder

FERC.........................   Federal Energy Regulatory Commission

Finance Applicants...........   CPL EDC, CPL PGC, CPL PGC LLC, CPL
                                PGC LP, CSP EDC, CSP PGC, Domestic
                                Holdco, Enterprises, OPCo EDC, OPCo
                                PGC, Reg Holdco, SWEPCO EDC,
                                Wholesale Holdco, WTU EDC, WTU PGC,
                                WTU PGC LLC and WTU PGC LP

FUCOs........................   Foreign Utility Companies within the
                                meaning of Section 33 of the 1935 Act
                                and related rules thereunder

Holding Companies............   collectively, Enterprises, Wholesale
                                Holdco, Domestic Holdco and Reg Holdco

LPSC.........................   Louisiana Public Service Commission

OPCo ........................   Ohio Power Company

OPCo EDC.....................   a to-be-formed EDC organized to hold
                                the transmission and distribution
                                assets and related liabilities of OPCo

OPCo PGC.....................   OPCo following the transfer of its
                                transmission and distribution assets
                                and related liabilities

Operating Companies..........   collectively, CPL, CSP, OPCo, SWEPCO
                                and WTU

PGC..........................   Power Generating Company

PUCO.........................   Public Utilities Commission of Ohio

PUCT.........................   Public Utility Commission of Texas

Reg Holdco...................   Central and South West Corporation

Regulated Subsidiaries.......   CPL EDC, CSP EDC, OPCo EDC, SWEPCO
                                EDC and WTU EDC

REP..........................   Retail Electric Provider

Rule 58 Subsidiaries.........   energy related companies within the
                                meaning of Rule 58

STP..........................   South Texas Project 2,630 MW nuclear
                                generating station

Subsidiaries.................   the to-be-formed wholly-owned direct
                                and indirect subsidiaries of each
                                Operating Company

SWEPCO.......................   Southwestern Electric Power Company

SWEPCO EDC...................   a to-be-formed EDC organized to hold
                                the transmission and distribution
                                assets and related liabilities of
                                SWEPCO situated in Texas

Unregulated Holding Companies   Enterprises, Wholesale Holdco and
                                Domestic Holdco

Unregulated Subsidiaries.....   CPL PGC, CPL PGC LLC, CPL PGC LP,
                                CSP, OPCo, WTU PGC, WTU PGC LLC and
                                WTU PGC LP

Unregulated Unit.............   the direct and indirect subsidiaries
                                of Enterprises

Utility Subsidiaries.........   CPL EDC, CPL PGC, CPL PGC LLC, CPL
                                PGC LP, CSP EDC, CSP PGC, OPCo EDC,
                                OPCo PGC, SWEPCO, SWEPCO EDC, WTU
                                EDC, WTU PGC, WTU PGC LLC and WTU PGC
                                LP

Vertically-Integrated           Appalachian Power Company, Indiana
Companies .                     Michigan Power Company, Kentucky
                                Power Company, Kingsport Power Company and
                                Wheeling Power Company (each of which is currently directly owned by AEP and remains subject to regulation by at least one state utility commission)

Wholesale Holdco.............   Wholesale Holding Company, a
                                to-be-formed wholly owned subsidiary
                                corporation or limited liability
                                company of Enterprises

WTU..........................   West Texas Utilities Company

WTU EDC......................   WTU following the transfer of its
                                generation assets and related
                                liabilities

WTU PGC......................   a to-be-formed PGC organized to hold
                                the generation assets and related
                                liabilities of WTU

WTU PGC LLC..................   a to-be-formed limited liability
                                company organized by WTU PGC to act
                                as the general partner of WTU PGC LP

WTU PGC LP...................   a to-be-formed limited partnership
                                organized by WTU PGC to hold its
                                generation assets and related
                                liabilities




      This amendment restates in its entirety the Application-Declaration filed on November 1, 2000.

ITEM 1.  DESCRIPTION OF THE PROPOSED TRANSACTIONS

      A.   Introduction

      AEP and CSW, holding companies registered under the 1935 Act, CPL, CSP, OPCo, SWEPCO, WTU, each a direct or indirect wholly owned public utility electric subsidiary of AEP, and AEPSC, hereby file this Application-Declaration with the Commission under Sections 6(a), 7, 9(a), 10, 12 and 13(b) of the 1935 Act, and Rules 43(a), 44, 45, 46, 54, 90 and 91 thereunder, for authority to engage in certain transactions in connection with state mandated restructuring in Ohio and Texas.

      AEP holds vertically-integrated electric utility companies with retail utility operations in eleven states - Arkansas, Indiana, Kentucky, Louisiana, Michigan, Ohio, Oklahoma, Tennessee, Texas, Virginia and West Virginia. These states have reached different decisions as to whether, when and how to restructure their electric industries. Texas and Ohio have opted to deregulate generation, require separation of the generation and energy delivery functions, and eliminate the concept of native load retail service, all in favor of free and open competition at retail and have approved restructuring plans that are to be implemented by January 1, 2002.

      Under these approved plans, the Operating Companies will legally separate their assets between:

o          PGC affiliates that will sell power and energy at wholesale, and

o EDC affiliates that will own transmission and local distribution facilities and transport the energy and perform metering functions.

In connection with this restructuring, AEP proposes to realign certain of its utility and non-utility businesses under three first-tier subsidiaries in a manner similar to that approved in Exelon Corporation, HCAR No. 27259 (Oct. 20,
2000). Of interest here:

o CSW, as the Reg Holdco1, will serve as an intermediate holding company for the EDC affiliates and certain other AEP public-utility subsidiary companies that are not required to restructure, including, subject to state approval, the Vertically-Integrated Companies.

o Enterprises will serve as an intermediate holding company for AEP's non-utility businesses and, through Wholesale Holdco and Domestic Holdco, for the PGC affiliates and the system's other "unregulated" generation.

o AEPSC will continue to provide services, as permitted by law, to the AEP system companies. Among other things, AEPSC will provide centralized and regionalized management and support for both regulated and unregulated generation.

Charts setting forth the AEP system and the Operating Companies post-restructuring are attached hereto as Exhibit B-1. The mechanics of the proposed restructuring are described more fully herein.

      AEP respectfully requests authority to form and capitalize Enterprises, Wholesale Holdco, Domestic Holdco and Subsidiaries to be formed for the purpose of acquiring and holding certain utility and other assets of each Operating Company and for each Operating Company to transfer to the applicable Subsidiary certain utility and other assets (the "Transfers") and for certain of the Operating Companies and Subsidiaries to be dividended to AEP and for AEP to contribute certain of the Operating Companies and Subsidiaries to Enterprises, Wholesale Holdco, Domestic Holdco and/or Reg Holdco to implement their respective plans to separate their generation and power marketing businesses from their transmission and distribution businesses in the states of Texas and Ohio as more fully described herein (the "Transaction").

      Certain financing authority will be required in connection with the restructuring. These financing requests, which are described more fully herein at Item 1.E., are consistent with the ongoing needs of the restructured entities and similar to the "housekeeping" authority that the Commission has granted to other companies.

      B.   Description of the Applicants

      AEP is a corporation organized and existing under the laws of New York, with its principal offices in Columbus, Ohio. AEP is one of the largest investor owned electric public utility holding companies in the United States serving over 4.8 million retail customers in eleven states and selling bulk power at wholesale both within and beyond its domestic retail service area. AEP and CSW completed their merger on June 15, 2000 and as a result AEP now has 38,000 megawatts of generation, over 38,000 miles of transmission lines and 186,000 miles of distribution lines in the United States. Subsidiaries own 544 megawatts as independent power producers in Colorado, Florida and Texas. In recent years AEP has expanded its domestic operations to include gas marketing, processing, storage and transportation operations, electric, gas and coal trading operations and telecommunication services. Subsidiaries also provide power engineering, generation and transmission plant maintenance and construction, and energy management services worldwide. AEP is one of the largest traders of electricity and gas in the United States.

      AEP intends to continue to expand its competitive energy business by growing the trading and marketing business through expanding operations to be a leading trader in all energy commodities; optimizing the operations of its assets to yield maximum value in competitive markets; and acquiring generation and natural gas assets that complement this strategy.

      As of July 24, 2001, Standard & Poor's rating of AEP's senior unsecured indebtedness was BBB+ while Moody's was Baa1.

      CPL is a corporation organized and existing under the laws of the state of Texas, and has its principal office in Corpus Christi, Texas. CPL is a wholly owned subsidiary of CSW, and an indirect subsidiary of AEP and is a public utility under the 1935 Act. CPL is engaged in generating, transmitting and distributing electric energy to the public in south Texas. CPL also owns an undivided 25.2% interest in STP Nuclear Operating Company, which operates and maintains the STP, of which CPL owns an 25.2% undivided interest. CPL serves approximately 661,000 retail customers. In addition to its undivided interest in STP, CPL owns 3,861 MW of coal- and gas-fired generating capacity. As of July 24, 2001, Standard & Poor's rating of CPL's senior unsecured indebtedness was BBB+ while Moody's was Baa1.

      CSP is a corporation organized and existing under the laws of the state of Ohio, and has its principal office in Columbus, Ohio. CSP is a wholly owned subsidiary of AEP and is a public utility under the 1935 Act. CSP is engaged in generating, transmitting and distributing electric energy to the public in central and southern Ohio. CSP owns 2,595 MW of coal-fired generating capacity which includes 1,330 MW in generating facilities jointly owned with two unaffiliated utilities. CSP serves approximately 658,000 retail customers in Ohio. CSP also sells electricity to wholesale customers. As of July 24, 2001, Standard & Poor's rating of CSP's senior unsecured indebtedness was BBB+ while Moody's was A3.

      OPCo is a corporation organized and existing under the laws of the state of Ohio, and has its principal office in Canton, Ohio. OPCo is a wholly owned subsidiary of AEP and is a public utility under the 1935 Act. OPCo is engaged in generating, transmitting and distributing electric energy to the public in northwestern, east central, eastern and southern Ohio. OPCo owns 8,464 MW of coal-fired generating capacity and 48 MW of hydroelectric generating capacity. OPCo serves approximately 679,000 retail customers in Ohio. OPCo also sells electricity to wholesale customers. As of July 24, 2001, Standard & Poor's rating of OPCo's senior unsecured indebtedness was BBB+ while Moody's was A3.

      SWEPCO is a corporation organized and existing under the laws of the state of Delaware, and has its principal office in Shreveport, Louisiana. SWEPCO is a wholly owned subsidiary of CSW, and an indirect subsidiary of AEP and is a public utility under the 1935 Act. SWEPCO is engaged in generating, transmitting and distributing electric energy to the public in east Texas, northwestern Louisiana and southwestern Arkansas. SWEPCO owns 4,487 MW of coal- and gas-fired generating capacity. SWEPCO serves approximately 422,000 retail customers. SWEPCO also sells electricity to wholesale customers. As of July 24, 2001, Standard & Poor's rating of SWEPCO's senior unsecured indebtedness was BBB+ while Moody's was A2.

      WTU is a corporation organized and existing under the laws of the state of Texas, and has its principal office in Abilene, Texas. WTU is a wholly owned subsidiary of CSW, and an indirect subsidiary of AEP and is a public utility under the 1935 Act. WTU is engaged in generating, transmitting and distributing electric energy to the public in western and northern parts of Texas. WTU owns 1,376 MW of coal and gas-fired generating capacity. WTU serves approximately 189,000 retail customers. WTU also sells electricity to wholesale customers. As of July 24, 2001, Standard & Poor's rating of WTU's senior unsecured indebtedness was BBB+ with no corresponding Moody's rating of senior unsecured indebtedness.

      Enterprises, Wholesale Holdco and Domestic Holdco. For a variety of tax, regulatory and business reasons, AEP has determined that the best way to organize its non-utility subsidiaries is through the creation of Enterprises. Enterprises will be a first tier subsidiary of AEP. It will own all of Wholesale Holdco. Wholesale Holdco, in turn, will own Domestic Holdco, which will hold, directly or indirectly, the PGCs. Enterprises, Wholesale Holdco and Domestic Holdco will be formed to hold utility and non-utility subsidiaries of AEP whose revenues derive from competitive, usually market-based, activity. This structure allows AEP to align its non-utility enterprises and its non-State regulated electric generating business in an efficient and simple manner. AEP is seeking EWG status for CPL PGC, WTU PGC, their respective subsidiaries, CSP PGC and OPCo PGC. If EWG status is not obtained, Enterprises, Wholesale Holdco and Domestic Holdco will register as holding companies under the 1935 Act.

      Reg Holdco. Likewise, for a variety of tax, regulatory and business reasons, AEP has determined that it wishes to retain another intermediate holding company - Reg Holdco - in its corporate organization. This company would hold the EDCs and, in some instances subject to state approval, other operating utility subsidiaries that are not required to restructure, including the Vertically-Integrated Companies. Reg Holdco is a holding company and will remain a registered company following the Transaction.

      C.   Overview of the Proposed Restructuring

      The assets involved in the Transfers are generating facilities, the step-up transformers, circuit breakers, interconnection facilities, related facilities and other assets associated with generating units and their operations that CPL and WTU will transfer to CPL PGC and WTU PGC, respectively, and transmission lines and other transmission facilities and distribution lines and other distribution facilities and other assets that CSP, OPCo and SWEPCO will transfer to CSP EDC, OPCo EDC and SWEPCO EDC, respectively, that will be chartered to own, maintain and operate transmission and distribution facilities located in the states of Ohio and Texas, respectively.

      Exhibit B-1 to this Application contains diagrams of the pre-Transfer and post-Transfer organizations of Applicants and their relevant affiliates. Exhibit D-7 to this Application contains a list of the generating stations that CPL and WTU will transfer to CPL PGC and WTU PGC, respectively, and a description of the transmission and distribution facilities that CSP, OPCo and SWEPCO will transfer to CSP EDC, OPCo EDC and SWEPCO EDC, respectively.

      CPL, SWEPCO and WTU will make their Transfers to comply with the provisions of a Texas statute commonly referred to as S.B. 7.2 S.B. 7 requires vertically integrated electric utilities to separate ownership of their generating and other power supply assets from ownership of their transmission and distribution assets no later than January 1, 2002. Under S.B. 7, vertically integrated utilities are generally obligated to disaggregate into at least three separate corporate units: (1) a PGC that will sell power and energy at wholesale; (2) an EDC that will own transmission and local distribution facilities and perform metering functions, but is prohibited from owning power supply facilities or selling electricity; and (3) a REP that will sell electricity to retail customers. By order issued July 7, 2000, the PUCT approved corporate separation plans CPL, WTU and SWEPCO filed to explain how they will comply with S.B. 7 (see Exhibit D-2 to this Application). Per PUCT Substantive Rule 25.342(d)(4), all transfers made in compliance with S.B. 7 must be recorded at book value.

      CSP and OPCo will make their Transfers to comply with the provisions of an Ohio statute that provides for Competitive Retail Electric Service, commonly referred to as S.B. 3.3 The statute directs vertically integrated electric utilities that offer retail electric service in Ohio to separate their generating and other competitive operations (such as aggregation, marketing, and brokering) and related assets from their transmission and distribution operations and assets. On September 28, 2000, the PUCO approved corporate separation plans CSP and OPCo filed to explain how they will comply with S.B. 3 (see Exhibit D-4 to this Application). Under their approved corporate separation plans (which plans assume that all transfers will be made at book value), CSP and OPCo proposed, subject to receipt of federal regulatory approvals, to transfer their transmission and distribution assets and operations to EDC affiliates.

           1.   Reorganization of the Texas Operating Companies

           To comply with S.B. 7, each of CPL and WTU will contribute their generating assets to newly formed PGC affiliates, WTU PGC and CPL PGC.4 Subsequently, CPL EDC and WTU EDC will dividend the common stock of, or limited liability interest in, CPL PGC and WTU PGC to Reg Holdco, which, in turn, will dividend the stock or limited liability interest to AEP.5 In turn, AEP will contribute such common stock or limited liability interest to Enterprises, which will contribute such common stock or limited liability interest to Wholesale Holdco, which will contribute such common stock or limited liability interest to Domestic Holdco. AEP is seeking EWG status for CPL PGC and WTU PGC including their respective subsidiaries as more fully described below.6

           SWEPCO will retain title to its generating assets because it provides bundled retail electric service in Louisiana, which to date has not adopted retail competition legislation, and in Arkansas, where SWEPCO is not obligated to separate ownership of its generating assets from its transmission and distribution assets.7 In order to comply with S.B. 7, however, on or before January 1, 2002 (or such later date as determined by the PUCT), SWEPCO will contribute its transmission and distribution assets located in Texas and related business operations to a wholly owned EDC subsidiary, SWEPCO EDC. CPL EDC and WTU EDC will retain their respective transmission and distribution assets and after transfer of their generating assets to CPL PGC and WTU PGC, CPL EDC and WTU EDC will operate as EDCs. As illustrated by the post-Transfer organization chart contained in Exhibit B-1, Reg Holdco will also hold the common stock of certain other regulated utility subsidiaries of AEP, subject to any required state approval.

           As a part of the Texas retail access program, the Texas retail rates of CPL, WTU and SWEPCO are frozen until December 31, 2001. On and after January 1, 2002, bundled Texas retail residential and small commercial customers formerly served by CPL, WTU and SWEPCO will be served by REPs at the "price to beat" established for their respective Texas service areas.

           2.   Reorganization of the Ohio Operating Companies

           To comply with S.B. 3, CSP and OPCo will contribute their transmission and distribution assets to CSP EDC and OPCo EDC, respectively. The common stock of, or limited liability interest in, OPCo EDC and CSP EDC will be dividended to AEP. AEP, in turn, will contribute such common stock or limited liability interest to CSW. Surviving CSP PGC and OPCo PGC will be PGCs whose common stock AEP will contribute to Enterprises, which will contribute such common stock to Wholesale Holdco, which will contribute such common stock to Domestic Holdco. AEP is seeking EWG status for CSP PGC and OPCo PGC.

           Under S.B. 3, CSP EDC and OPCo EDC must serve as default suppliers to residential customers that do not choose an alternative power supplier. The retail rates for power supply that OPCo EDC and CSP EDC will charge Ohio retail residential customers that do not choose an alternative supplier will be frozen for the first five years of retail competition, unless the PUCO finds that effective competition with respect to particular customer classes is occurring before the end of a five-year market development period.

      D.   Overview of Requested Authorizations

           1.   The Transaction

           AEP's corporate separation is designed to align the company's legal structure and business activities with the realities of a restructuring electric industry. Corporate separation responds to the changing laws, regulations and business requirements of the electric industry. AEP's realigned corporate legal structure complies with restructuring statutory and regulatory requirements and provides greater flexibility to conduct business. This realignment consists of actual legal corporate separation of certain subsidiaries and companies of AEP and is not a functional reorganization of those entities. See Exhibit B-1 (the post-Transfer corporate structure chart) for a complete diagram of the final corporate structure sought by Applicants.

                (a) Formation and Capitalization of Enterprises, Wholesale Holdco and Domestic Holdco

                AEP seeks authorization to form and capitalize Enterprises, a first tier wholly owned corporation or limited liability company, Wholesale Holdco (a wholly-owned subsidiary corporation or limited liability company of Enterprises) and Domestic Holdco (a wholly-owned subsidiary corporation or limited liability company of Wholesale Holdco). AEP, Enterprises and Wholesale Holdco, respectively, propose to make an initial capital contribution to Enterprises, Wholesale Holdco and Domestic Holdco, respectively, in an amount to be determined, in exchange for all of the common stock of, or limited liability interest in, Enterprises, Wholesale Holdco and Domestic Holdco, respectively. AEP, Enterprises and Wholesale Holdco, respectively, seek authorization for Enterprises, Wholesale Holdco and Domestic Holdco to issue, and for AEP, Enterprises and Wholesale Holdco, respectively, to acquire, all of the common stock of, or limited liability interest in, Enterprises, Wholesale Holdco and Domestic Holdco, respectively.

                (b)  Formation of Texas PGCs and Tax Beneficial Entities

                AEP seeks approval for: (1) CPL to form and capitalize CPL PGC for the purpose of holding the generation assets and related liabilities of CPL; (2) WTU to form and capitalize WTU PGC for the purpose of holding the generation assets and related liabilities of WTU; (3) CPL PGC to form and capitalize CPL PGC LLC, which would serve as the general partner of CPL PGC LP; (4) CPL PGC and CPL PGC LLC to form and capitalize CPL PGC LP for the purpose of holding the generation assets and related liabilities of CPL PGC; (5) WTU PGC to form and capitalize WTU PGC LLC, which would serve as the general partner of WTU PGC LP; and (6) WTU PGC and WTU PGC LLC to form and capitalize WTU PGC LP for the purpose of holding the generation assets and related liabilities of WTU PGC.

                (c)  Formation of EDC Subsidiaries

                AEP seeks approval for: (1) OPCo to form and capitalize OPCo EDC for the purpose of holding the transmission and distribution assets and related liabilities of OPCo; (2) CSP to form and capitalize CSP EDC for the purpose of holding the transmission and distribution assets and related liabilities of CSP; and (3) SWEPCO to form and capitalize SWEPCO EDC for the purpose of holding the Texas-based transmission and distribution assets and related liabilities of SWEPCO.

                (d)  Capitalization of Subsidiaries

                     (i) AEP seeks approval for CPL to acquire all of the common stock of, or limited liability interest in, CPL PGC in exchange for transferring its generation assets and related liabilities to CPL PGC and for CPL PGC to issue, and for CPL to acquire, all of the common stock of, or limited liability interest in, CPL PGC.

                     (ii) AEP seeks approval for CPL PGC to acquire all of the membership interests of CPL PGC LLC in exchange for sufficient capitalization for CPL PGC LLC to act as general partner of CPL PGC LP and for CPL PGC LLC to issue, and for CPL PGC to acquire, all of the membership interests of CPL PGC LLC.

                     (iii) AEP seeks approval for CPL PGC to acquire all of the limited partnership interest of CPL PGC LP in exchange for transferring its generation assets and related liabilities to CPL PGC LP, for CPL PGC LLC to acquire the general partnership interest of CPL PGC LP, for CPL PGC LP to issue, and for CPL PGC to acquire, all of the limited partnership interest of CPL PGC LP and for CPL PGC LP to issue, and for CPL PGC LLC to acquire, the general partnership interest of CPL PGC LP.

                     (iv) AEP seeks approval for WTU to acquire all of the common stock of, or limited liability interest in, WTU PGC in exchange for transferring its generation assets and related liabilities to WTU PGC and for WTU PGC to issue, and for WTU to acquire, all of the common stock of, or limited liability interest in, WTU PGC.

                     (v) AEP seeks approval for WTU PGC to acquire all of the membership interests of WTU PGC LLC in exchange for sufficient capitalization for WTU PGC LLC to act as general partner of WTU PGC LP and for WTU PGC LLC to issue, and for WTU PGC to acquire, all of the membership interests of WTU PGC LLC.

                     (vi) AEP seeks approval for WTU PGC to acquire all of the limited partnership interest of WTU PGC LP in exchange for transferring its generation assets and related liabilities to WTU PGC LP, for WTU PGC LLC to acquire the general partnership interest of WTU PGC LP, for WTU PGC LP to issue, and for WTU PGC to acquire, all of the limited partnership interest of WTU PGC LP and for WTU PGC LP to issue, and for WTU PGC LLC to acquire, the general partnership interest of WTU PGC LP.

                     (vii) AEP seeks approval for OPCo to acquire all of the common stock of, or limited liability interest in, OPCo EDC in exchange for transferring its transmission and distribution assets and related liabilities to OPCo EDC and for OPCo EDC to issue, and for OPCo to acquire, all of the common stock of, or limited liability interest in, OPCo EDC.

                     (viii) AEP seeks approval for CSP to acquire all of the common stock of, or limited liability interest in, CSP EDC in exchange for transferring its transmission and distribution assets and related liabilities to CSP EDC and for CSP EDC to issue, and for CSP to acquire, all of the common stock of, or limited liability interest in, CSP EDC.

                (e)  Transfers

                     (i) AEP seeks approval for CPL to transfer or contribute a total of 100% of its ownership interests in its generation assets (estimated net book value at December 31, 2000, $2,366.3 million) and related liabilities (estimated book value at December 31, 2000, $1,980.1 million) to CPL PGC at their net book value at the transfer date and for CPL PGC to transfer or contribute a total of 100% of its ownership interests in such generation assets and related liabilities to CPL PGC LP at the same book value.

                     (ii) AEP seeks approval for WTU to transfer or contribute a total of 100% of its ownership interests in its generation assets (estimated net book value at December 31, 2000, $484.1 million) and related liabilities (estimated book value at December 31, 2000, $333.4 million) to WTU PGC at their net book value at the transfer date and for WTU PGC to transfer or contribute a total of 100% of its ownership interests in such generation assets and related liabilities to WTU PGC LP at the same book value.

                     (iii) AEP seeks approval for OPCo to transfer or contribute a total of 100% of its ownership interests in its transmission and distribution assets (estimated net book value at December 31, 2000, $2,231.5 million) and related liabilities (estimated book value at December 31, 2000, $536.6 million) to OPCo EDC at their book value at the transfer date.

                     (iv) AEP seeks approval for CSP to transfer or contribute a total of 100% of its ownership interests in its transmission and distribution assets (estimated net book value at December 31, 2000, $1,440.4 million) and related liabilities (estimated book value at December 31, 2000, $424.8 million) to CSP EDC at their book value at the transfer date.

                     (v) AEP seeks approval for SWEPCO to transfer or contribute a total of 100% of its ownership interests in its Texas transmission and distribution assets (estimated net book value as of December 31, 2000, $631.6 million) and related liabilities (estimated book value at December 31, 2000, $174.0 million) to SWEPCO EDC at their book value at the transfer date.

                     (vi) After the transfers are executed, AEP seeks approval for:

                o CPL EDC to dividend CPL PGC's common stock or limited liability interest to CSW, which will dividend the stock to AEP, which will contribute the stock to Enterprises, which will contribute the stock or limited liability interest to Wholesale Holdco, which will contribute the stock or limited liability interest to Domestic Holdco.

                o WTU EDC to dividend WTU PGC's common stock or limited liability interest to CSW, which will dividend the stock to AEP, which will contribute the stock or limited liability interest to Enterprises, which will contribute the stock or limited liability interest to Wholesale Holdco, which will contribute the stock to Domestic Holdco.

                o OPCo PGC to dividend OPCo EDC's common stock or limited liability interest to AEP, which will contribute the stock or limited liability interest to Reg Holdco.

                o CSP PGC to dividend CSP EDC's common stock or limited liability interest to AEP, which will contribute the stock or limited liability interest to Reg Holdco.

                o SWEPCO to dividend the common stock or limited liability interest of SWEPCO EDC to CSW.

                     (vii) Upon completion of the Transaction, Reg Holdco will hold CPL EDC, WTU EDC, SWEPCO, SWEPCO EDC, OPCo EDC and CSP EDC, each of which will own transmission and distribution assets and related liabilities (other than SWEPCO which will continue to be a vertically integrated utility with respect to its assets located outside of Texas.) Domestic Holdco will hold CPL PGC, WTU PGC, OPCo PGC and CSP PGC, each of which will own, directly or indirectly, generation assets and related liabilities and, upon state approval, will be EWGs.

                     (viii) Subject to any required state approval, AEP seeks authorization to contribute the stock of the Vertically-Integrated Companies to Reg Holdco and for Reg Holdco to acquire the stock of the Vertically-Integrated Companies.

           AEP proposes to restructure its non-utility holdings (including utility holdings that are no longer subject to state regulation) from time to time as may be necessary or appropriate in the furtherance of its authorized non-utility activities. The restructuring could involve the acquisition of one or more new special-purpose subsidiaries to acquire and hold direct or indirect interests in any or all of AEP's existing or future authorized non-utility businesses. The restructuring could also involve the creation, capitalization and acquisition of a subsidiary to hold the non-utility interests, the transfer of existing subsidiaries, or portions of existing businesses, among AEP associates and/or the reincorporation of existing subsidiaries in a different state. This authority would enable AEP to consolidate similar businesses and to participate effectively in authorized non-utility activities, without the need to apply for or receive additional Commission approval.8

           2.   Agreements

                (a) Authorization is requested for AEPSC to render services to any direct or indirect subsidiary of any Applicant to be formed as permitted in this file, pursuant to the existing AEP Service Agreement. All services will be performed in adherence with the 'at cost' provisions of Rules 90 and 91 under the 1935 Act.

                (b) Authorization is requested for the time period following receipt of respective state regulatory approval of relevant portions of the Transaction but prior to the Transaction for each of CPL and WTU to enter into Operating Agreements with CPL PGC and WTU PGC, respectively for the purpose of allowing the former companies to operate their respective utility and related assets. These agreements may be necessary to transfer control of such assets before assets can be transferred because of mortgage or financial restrictions or delays in obtaining assignments of environmental permits or other regulatory approvals.

           3.   Services, Goods and Assets Involving the Utility Operating
                Companies

           The Utility Subsidiaries may provide to one another and other associate companies services incidental to their utility businesses, including but not limited to, infrastructure services, maintenance, storm outage emergency repairs, and services of personnel with specialized expertise related to the operation of the utility. These services will be provided in accordance with Rules 87, 90, and 91. Moreover, in accordance with Rules 87, 90, and 91, certain goods may be provided through a leasing arrangement or otherwise by one Utility Subsidiary to one or more associate companies, and certain assets may be used by one Utility Subsidiary for the benefit of one or more other associate companies. Because these services will be provided and goods transferred in accordance with applicable rules, no relief is sought from the Commission regarding these services.

           Although CPL PGC, CPL PGC LP, WTU PGC, WTU PGC LP, CSP PGC and OPCo PGC each will be a "public-utility company" until AEP obtains EWG status for such companies, none is subject to State rate regulation or will have "captive" customers.

      E.   Financing Plan

           1.   Overview of the Financing Request

           The Applicants hereby request authorization to engage in the financing transactions set forth herein through June 30, 2005 (the "Authorization Period"). The approval by the Commission of this Application will give the Applicants the flexibility that will allow them to respond quickly and efficiently to their financing needs and to changes in market conditions, allowing them to efficiently and effectively carry on competitive business activities designed to provide benefits to customers and shareholders.

           The financing authorizations requested herein relate to:

                (a) issuances by AEP of guarantees of obligations of affiliated or unaffiliated persons in favor of other unaffiliated persons and the acquisition of the securities of the Holding Companies;

                (b) issuances of securities and guarantees, the entering into of transactions to manage interest rate risk ("hedging transactions")9 and the acquisition of the securities of the Unregulated Subsidiaries by the Unregulated Holding Companies;

                (c) issuances of securities and guarantees and the entering into of hedging transactions by the Unregulated Subsidiaries to the extent not exempt pursuant to Rule 52 (although each Unregulated Subsidiary will be an "electric utility company" under the 1935 Act, none will be subject to the jurisdiction of any State commission in connection with the issuance of securities - therefore, all securities issuances for the Unregulated Subsidiaries will require approval of the Commission until EWG status is obtained);

                (d) issuances of securities and guarantees, the entering into of hedging transactions and the acquisition of the securities of the Regulated Subsidiaries by Reg Holdco to the extent not exempt pursuant to Rules 52 and 45;

                (e) issuances of securities and guarantees and the participation in the AEP Money Pool and the entering into of hedging transactions by the Regulated Subsidiaries to the extent not exempt pursuant to Rule 52;

                (f) the ability of AEP and its subsidiaries to pay dividends out of capital or unearned surplus; and

                (g) the formation of financing entities and the issuance by such entities of securities otherwise authorized to be issued and sold pursuant to this Application or pursuant to applicable exemptions under the 1935 Act, including intra-system guarantees of such securities.

           2.   Parameters for Financing and Hedging Transaction Authorization

           Authorization is requested herein to engage in certain financing transactions during the Authorization Period for which the specific terms and conditions are not at this time known, and which may not be covered by Rule 52, without further prior approval by the Commission. The following general terms will be applicable where appropriate to the financing transactions requested to be authorized hereby:

                (a)  Effective Cost of Money

                The effective cost of money on long-term debt borrowings occurring pursuant to the authorizations granted under this Application will not exceed the greater of (i) 500 basis points over the comparable term U.S. Treasury securities or (ii) a gross spread over U.S. Treasuries that is consistent with similar securities of comparable credit quality and maturities issued by other companies.10 The effective cost of money on short-term debt borrowings pursuant to authorizations granted under this Application will not exceed the greater of (i) 350 basis points over the comparable term London Interbank Offered Rate ("LIBOR") or (ii) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies. The dividend rate on any series of preferred securities will not exceed the greater of (a) 700 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such series of preferred securities or (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

                (b)  Maturity of Debt and Final Redemption on Preferred
           Securities

                The maturity of indebtedness will not exceed 50 years. All preferred securities will be redeemed no later than 50 years after the issuance thereof.

                (c)  Issuance Expenses

                The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to this Application (not including any original issue discount) will not exceed 5% of the principal or total amount of the security being issued.

                (d)  Use of Proceeds

                The proceeds from the sale of securities in external financing transactions will be used for general corporate purposes including:

o     the financing, in part, of the capital expenditures of the AEP System;

o     the financing of working capital requirements of the AEP System;

o the acquisition, retirement or redemption pursuant to Rule 42 of securities previously issued by AEP subsidiaries without the need for prior Commission approval; and

o other lawful purposes, and, for the Unregulated Holding Companies, the direct or indirect investment in companies authorized by prior Order of this Commission, Rule 58 companies, other subsidiaries approved by the Commission, EWGs, FUCOs and ETCs.11 The Applicants represent that no such financing proceeds will be used to acquire or form a new subsidiary unless such financing is consummated in accordance with an order of the Commission or an available exemption under the 1935 Act.

                Direct or indirect investments by AEP in Rule 58 Subsidiaries would be subject to the limitations of Rule 58.

                (e)  Financial Condition

                The Operating Companies are financially sound and each have investment grade ratings from major national rating agencies as indicated in Item 1.B. The business of the Unregulated Unit will be conducted by companies that will also be financially sound.12 Furthermore, AEP has an investment grade rating (a senior unsecured debt rating of BBB+ from Standard & Poor's and Baa1 from Moody's). The consolidated common equity of AEP was 33.5% of total Consolidated Capitalization (common equity, preferred stock and long-term and short-term debt, including current maturities of long-term debt) as of June 30, 2001.13

                AEP commits that (a) its common equity (as reflected on the balance sheets contained in its most recent 10-K or 10-Q filed with the Commission pursuant to the 1934 Act) will be at least 30% of its Consolidated Capitalization and (b) it will maintain at least an investment grade corporate or senior unsecured debt rating by at least one nationally recognized rating agency. Further, the Utility Subsidiaries commit that each will maintain common equity of at least 30% of its capitalization (calculated in the same manner provided, however, that CPL may exclude securitization debt from the calculation of indebtedness and total capitalization)14 and at least an investment grade rating by one nationally recognized rating agency. The consequences of failing to maintain an investment grade rating or common equity of at least 30% of Consolidated Capitalization when required is that such company would require additional Commission approval to issue securities except for securities which would result in an increase in such common equity percentage or restoration of such rating.

                (f)  Hedging Transactions

                Interest rate hedging transactions with respect to existing indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, would be entered into in order to reduce or manage interest rate cost or risk. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or whose parent companies' senior debt ratings, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors' Service or Fitch Investor Service. Interest Rate Hedges will involve the use of financial instruments and derivatives commonly used in today's capital markets, such as interest rate swaps, options, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations. The transactions would be for fixed periods and stated notional amounts. In no case will the notional principal amount of any interest rate swap exceed that of the underlying debt instrument and related interest rate exposure. Applicants will not engage in speculative transactions. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

                In addition, interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury obligations and/or a forward swap (each a "Forward Sale"); (ii) the purchase of put options on U.S. Treasury obligations (a "Put Options Purchase"); (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury obligations (a "Zero Cost Collar"); (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations; or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, options, caps and collars, appropriate for the Anticipatory Hedges. Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade or the Chicago Mercantile Exchange, the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. Each Applicant will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. Applicants may decide to lock in interest rates and/or limit its exposure to interest rate increases. Applicants represent that each Interest Rate Hedge and Anticipatory Hedge will be treated for accounting purposes under generally accepted accounting principles. Applicants will comply with the then existing financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions.15

           3.   AEP Guarantees and Intra-system Advances

                (a)  Guarantees

                AEP requests authorization to enter into guarantees, obtain letters of credit, enter into support or expense agreements or otherwise provide credit support with respect to the obligations of the Finance Applicants as may be appropriate or necessary to enable such Finance Applicant to carry on in the ordinary course of its respective business in an aggregate principal amount, and to enter into guarantees of non-affiliated third parties obligations in the ordinary course of AEP's business ("AEP Guarantees") in an amount not to exceed $5.0 billion outstanding at any one time (not taking into account obligations exempt pursuant to Rule 45). Any such guarantees shall also be subject to the limitations of Rule 58(a)(1) or the Rule 53 limitation then in effect for AEP, as applicable. Each guarantor proposes to charge each subsidiary a fee for each guarantee provided on its behalf that is comparable to those obtainable by the beneficiary of the guarantee from third parties.

                A substantial amount of the guarantees proposed to be issued by AEP will be in connection with the Unregulated Unit. As a result of the Transaction, the Unregulated Unit will be a newly formed business consisting of the generating assets of CPL, WTU, CSP and OPCo. The Unregulated Unit will also conduct the power marketing and trading operations previously conducted by CPL, WTU, CSP and OPCo. For various business reasons, AEP may wish to provide credit support in connection with the Unregulated Unit's obligations to independent power producers to purchase the output of generating units, in connection with the trading positions of the Unregulated Unit entered into in the ordinary course of the Unregulated Unit's energy marketing and trading business and for other purposes. AEP may wish to provide guarantees to the Unregulated Unit for reasons that are not unusual in today's increasingly competitive electricity markets.

                The second reason for the requested level of guarantee authority is that many of the counterparties with whom the Unregulated Unit will buy and sell power may demand that the Unregulated Unit provide credit support, as its credit rating may not be as strong as the present credit ratings of CPL, CSP, OPCo and WTU.

                The provision of parent guarantees by holding companies to affiliates in the generation and power marketing business is a standard industry practice. Given the substantial volume of the Unregulated Unit's business, AEP's $5.0 billion request for authority to issue guarantees, including the guarantees relating to the Unregulated Unit, is reasonable and appropriate under current industry practice. AEP expects the Unregulated Unit to grow quickly and obtain its own investment grade rating at some time after the Restructuring. To the extent the Unregulated Unit has such a rating, the need for support from AEP will be reduced. However, in that situation, the Unregulated Unit will likely be required to offer its guarantee in connection with the business activities of its subsidiaries through which AEP's generation business (additional EWGs and/or FUCOs) will be developed.

                Certain of the guarantees referred to above may be in support of the obligations of subsidiaries which are not capable of exact quantification. In such cases, AEP will determine the exposure under such guarantee for purposes of measuring compliance with the $5.0 billion limitation by appropriate means including estimation of exposure based on loss experience or projected potential payment amounts. If appropriate, such estimates will be made in accordance with generally accepted accounting principles. Such estimation will be reevaluated periodically.

                AEP requests that this guarantee authority include the ability to guarantee debt. The debt guaranteed will comply with the parameters set forth in this Section E. Any guarantees or other credit support arrangements outstanding at the end of the Authorization Period will continue until expiration or termination in accordance with their terms.

                The aggregate amount of the guarantees issued by AEP for the purpose of funding any direct or indirect investment in an EWG or FUCO would not, when added to AEP's "aggregate investment" (as defined in Rule 53(a)(1)) in all such companies, exceed the Rule 53 limitation then in effect for AEP.

                Direct or indirect investments by AEP in Rule 58 Subsidiaries would be subject to the limitations of Rule 58.

                (b)  Intra-system Advances

                Authority is sought for AEP to acquire the debt or other securities of the Holding Companies for the purpose of lending to them. All such intra-company conduit financing transactions shall comply with the "at cost" requirements of Rules 45 and 52.

           4.   Unregulated Holding Companies Authority

                (a)  Financing Authority

                Authority is sought for each Unregulated Holding Company to engage in financings and to issue securities to non-affiliated and affiliated entities subject to and in accordance with the parameters set forth in Item E.2, above, in an aggregate principal amount not to exceed $5.0 billion, other than the refunding of outstanding securities, which would not be limited.

                (b)  Guarantee Authority

                Authority is sought for each Unregulated Holding Company to issue guarantees and extend credit support to any Unregulated Subsidiary, Finance Subsidiary, as defined below, owned by it or other Unregulated Holding Company subject to and in accordance with the parameters set forth in Item E.3.(a), above, in an aggregate amount not to exceed $10.0 billion, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule 52(b), provided however, that the amount of guarantees in respect of obligations of any Rule 58 Subsidiaries shall remain subject to the limitations of Rule 58(a)(1).

                (c)  Hedging Transaction Authority

                Authority is sought for each Unregulated Holding Company to enter into any hedging transaction subject to and in accordance with the parameters set forth in Item E.2, above.

                (d)  Intra-system Advances

                Authority is sought for each Unregulated Holding Company to acquire the debt or other securities of any Unregulated Subsidiary or other Unregulated Holding Company for the purpose of lending to such Unregulated Subsidiary or other Unregulated Holding Company. All such intra-company conduit financing transactions shall comply with the "at cost" requirements of Rules 45 and 52.

           5.   Unregulated Subsidiaries Authority

                (a)  Financing Authority

                Authority is sought for each Unregulated Subsidiary, to the extent not exempt under Rule 52, to engage in financings16 and to issue securities to non-affiliated and affiliated entities subject to and in accordance with the parameters set forth in Item E.2, above, up to the following principal amounts, other than the refunding of outstanding securities, which would not be limited:

        CPL PGC, CPL PGC LP, CPL PGC LLC..........1,000,000,000
        CSP PGC...................................  500,000,000
        OPCo PGC..................................1,000,000,000
        WTU PGC, WTU PGC LP, WTU PGC LLC..........  250,000,000

                (b)  Guarantee Authority

                Authority is sought for each Unregulated Subsidiary to issue guarantees and extend credit support to any subsidiary owned by it (including any Finance Subsidiary, as defined below) or to any other Unregulated Subsidiary subject to and in accordance with the parameters set forth in Item E.3.(a), above, in amounts not to exceed the amounts set forth in Item E.5.(a), above, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45 and Rule 52, provided however, that the amount of guarantees in respect of obligations of any Rule 58 Subsidiaries shall remain subject to the limitations of Rule 58(a)(1).

                (c)  Hedging Transaction Authority

                Authority is sought for each Unregulated Subsidiary to enter into any hedging transaction subject to and in accordance with the parameters set forth in Item E.2, above.

           6.   Reg Holdco Authority

                (a)  Financing Authority

                Authority is sought for Reg Holdco to engage in financings and to issue securities to non-affiliated and affiliated entities subject to and in accordance with the parameters set forth in Item E.2, above, in an aggregate principal amount not to exceed $10.0 billion, other than the refunding of outstanding securities, which would not be limited.

                (b)  Guarantee Authority

                Authority is sought for Reg Holdco to issue guarantees and extend credit support to any Regulated Subsidiary and any Finance Subsidiary, as defined below owned by it subject to and in accordance with the parameters set forth in Item E.3.(a), above, in an aggregate amount not to exceed $10.0 billion.

                (c)  Hedging Transaction Authority

                Authority is sought for Reg Holdco to enter into any hedging transaction subject to and in accordance with the parameters set forth in Item E.2, above.

                (d)  Intra-system Advances

                Authority is sought for Reg Holdco to acquire the debt or other securities of any Regulated Subsidiary for the purpose of lending to such Regulated Subsidiary. All such intra-company conduit financing transactions shall comply with the "at cost" requirements of Rules 45 and 52.

           7.   Regulated Subsidiaries Authority

                (a)  Financing Authority

                Authority is sought for each Regulated Subsidiary, to the extent not exempt under Rule 52, to engage in financings and to issue securities to non-affiliated and affiliated entities subject to and in accordance with the parameters set forth in Item E.2, above, up to the following principal amounts, other than the refunding of outstanding securities, which would not be limited:

           CPL EDC...............................1,000,000,000
           CSP EDC...............................1,000,000,000
           OPCo EDC..............................1,250,000,000
           SWEPCO EDC............................  500,000,000
           WTU EDC...............................  500,000,000

                (b)  Guarantee Authority

                Authority is sought for each Regulated Subsidiary to issue guarantees and extend credit support to any subsidiary owned by it (including any Finance Subsidiary, as defined below) subject to and in accordance with the parameters set forth in Item E.3.(a), above, in amounts not to exceed the amounts set forth in Item E.7.(a), above.

                (c)   Money Pool Authority

                AEP currently administers the AEP Money Pool as authorized by American Electric Power Company, Inc. et al., HCAR No. 27186 (June 14,
      2000) subject to the general authority set forth therein and Central and South West Corp., HCAR No. 26697 (March 28, 1997) and Central and South West Corp., HCAR No. 26854 (April 3, 1998) and any subsequent orders which may be issued relating to the AEP Money Pool (collectively, the "Money Pool Orders"). Authority is sought for each Regulated Subsidiary to participate in the AEP Money Pool subject to and as set forth in the Money Pool Orders and to be permitted to issue, to the extent not exempt under Rule 52, short-term debt up to the amounts set forth below (which amounts shall be included in the limits set forth in Item E.7.(a), above):

           CPL EDC...............................  200,000,000
           CSP EDC...............................  175,000,000
           OPCo EDC..............................  250,000,000
           SWEPCO EDC............................  100,000,000
           WTU EDC...............................   75,000,000

                (d)  Hedging Transaction Authority

                Authority is sought for each Regulated Subsidiary to enter into any hedging transaction subject to and in accordance with the parameters set forth in Item E.2, above.

           8.   Finance Subsidiary Authority

           Authority is sought for any Finance Applicant to organize and acquire all of the common stock or other equity interests of one or more subsidiaries (collectively, the "Financing Subsidiary") for the purpose of effecting any financing as described herein. Authority is further sought for any Financing Subsidiary to effect any such transaction for which any Finance Applicant has received authority herein to effect per this Section E.

      F.   AEP's Non-utility Holdings

      Applicants propose to restructure AEP's non-utility holdings from time to time as may be necessary or appropriate in the furtherance of its authorized non-utility activities. The restructuring could involve the acquisition of one or more new special-purpose subsidiaries to acquire and hold direct or indirect interests in any or all of the AEP system's existing or future authorized non-utility businesses. The restructuring could also involve the transfer of existing subsidiaries, or portions of existing businesses, among AEP associates and/or the reincorporation of existing subsidiaries in a different state. This would enable the AEP system to consolidate similar businesses and to participate effectively in authorized non-utility activities, without the need to apply for or receive additional Commission approval.17

      These direct or indirect subsidiaries might be corporations, partnerships, limited liability companies or other entities in which AEP, directly or indirectly, might have a 100% interest, a majority equity or debt position, or a minority debt or equity position. These subsidiaries would engage only in businesses to the extent the AEP system is authorized, whether by statute, rule, regulation or order, to engage in those businesses. AEP does not seek authorization to acquire an interest in any non-associate Company as part of the authority requested in this Application and states that the reorganization will not result in the entry by the AEP system into a new, unauthorized line of business.

      G. Request for Authority to Pay Dividends Out of Capital or Unearned Surplus by the Utility Subsidiaries

      Section 12 of the 1935 Act, and Rule 46 thereunder, generally prohibit the payment of dividends out of "capital or unearned surplus" except pursuant to an order of the Commission. The legislative history explains that this provision was intended to "prevent the milking of operating companies in the interest of the controlling holding company groups." S. Rep. No. 621, 74th Cong., 1st Sess. 34 (1935).18 In determining whether to permit a registered holding company to pay dividends out of capital surplus, as discussed in the 1991 case involving Eastern Utilities Associates, the Commission considers various factors, including: (i) the asset value of the company in relation to its capitalization;
(ii) the company's prior earnings; (iii) the company's current earnings in relation to the proposed dividend; and (iv) the company's projected cash position after payment of a dividend. In recent cases, the Commission has determined that holding company systems may continue to pay dividends although retained earnings have been reduced or eliminated because of write-offs associated with State utility regulation restructuring legislation or because of application of generally accepted accounting principles to a merger involving two previously unaffiliated companies.

      For extraordinary reasons related to the adoption of utility restructuring legislation in Texas and Ohio, CPL, CSP, OPCo, SWEPCO and WTU will each have on a pro forma basis, unusual reductions in their respective retained earnings which may make it difficult in some cases to continue to pay dividends at historical levels without such dividends being paid from paid-in-capital. Generally accepted accounting principles may result in an elimination of retained earnings at CPL, CSP, OPCo, SWEPCO and WTU. Further, such elimination may have the effect of limiting the amount available for dividends.

      H.    Other Regulatory Approvals

      The goals of the proposed restructuring are to comply with the requirements of Texas and Ohio while maintaining the benefits of integrated operations for system consumers and, in particular, continuing to provide customers with a reliable power supply. To that end, all of AEP's energy regulators will be involved in some aspect of the restructuring.

      The proposed transactions will require approvals from the Federal Energy Regulatory Commission ("FERC") under Sections 203 and 205 of the Federal Power Act in connection with the transfer of assets and the restructuring of FERC-approved Operating and Interconnection agreements (to remove companies in deregulated states). Applications were filed with the FERC on July 24, 2001 and copies are attached hereto as Exhibit D-7.

      In addition, AEP is seeking orders from each of its state regulators, pursuant to Section 32(c) of the 1935 Act, to establish EWG status for all Ohio and Texas generation. EWG status is needed to enable AEP to divest certain generation by July, 2002, in fulfillment of its merger commitments. AEP will seek FERC certification once the state orders have been received.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

      Estimated fees and expenses expected to be incurred by Applicants in connection with the Transaction will be filed by amendment.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

 Sections                     Transactions to which section or
 of the 1935 Act              rule may be applicable:

9, 10 and 11 and rules        Creation of Enterprises, Wholesale
thereunder                    Holdco and Domestic Holdco

11(b)(2) and rules thereunder Declaration that Enterprises, Wholesale Holdco, Domestic Holdco and Reg Holdco are not subsidiary companies or holding companies solely with respect to the "great-grandfather" provisions of Section 11(b)(2)

9, 10 and 12 and rules        Transfers of utility assets and
thereunder                    securities of public utility
                              subsidiaries

13 and rules thereunder Approval of services to be provided by AEPSC to the direct and indirect subsidiaries formed herein; approval of the performance of certain services between AEP system companies

6, 7, 9, 10 and 12 and rules  Transfers of utility assets and
thereunder                    securities of public utility
                              subsidiaries

6 and 7 and rules thereunder  Issuance of securities

12 and rules thereunder       Dividends out of paid-in capital


      The relevant standards for Commission review of this Application under Sections 6, 7, 9, 10, 11, 12 and 13 of the 1935 Act, and Rules 43(a), 44, 45,
46, 54, 90 and 91 thereunder.

      A.   Sections 9 & 10

      Section 9(a)(1) provides that unless the Commission under Section 10 has approved the acquisition, it shall be unlawful for any registered holding company or any subsidiary company thereof "to acquire, directly or indirectly, any securities or utility assets or any other interest in any business." Section 10(f) provides that:

      The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of Section 11.

      If the requirements of subsection (f) of this section are satisfied, the Commission shall approve the acquisition unless the Commission finds that:

           (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

           (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

           (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system.

      The Transaction, for the reasons set forth below, satisfy the standards of
Section 10 of the 1935 Act.

           1.   The Transaction Complies With State Law

           The Transaction complies with, or upon completion of the record shall comply with, applicable state laws on the matter of restructuring and the transfer of utility assets. Specifically, each Operating Company has structured the Transaction in response to state law and legislative mandate. The Transaction puts into effect the state regulatory and legislative determination that restructuring is in the public interest.

           The Transaction is reasonably incidental, economically necessary and appropriate to the operations of each Operating Company and the AEP system. Specifically, the Transaction will (a) allow AEP to continue to serve the needs of its regulated customers while positioning the AEP system for competition in the deregulated generation market; (b) segregate the transmission and distribution assets into rate-regulated subsidiaries; (c) allow each deregulated Operating Company to manage and operate its respective generating assets with due regard to market considerations; and, (d) increase the flexibility for financing activities on cost-effective terms that reflect the costs of capital for each area of business activity.

           2.   The Capital Structure Is Not Unduly Complicated

           AEP seeks approval to form one first tier holding company, Enterprises, to hold the interests in Wholesale Holdco; a second tier holding company, Wholesale Holdco, to hold the interests in Domestic Holdco and a third tier holding company, Domestic Holdco, to hold the PGCs. Each holding company is necessary to achieve a simple corporate structure while minimizing the Federal and State income tax impact of combining the unregulated businesses of AEP. Alternative structures were considered but each had serious disadvantages including potential tax liabilities.

           Alternative structures which would minimize tax liability were much less desirable from a business organization viewpoint and involved much more complicated corporate structures. With respect to Reg Holdco, AEP wishes to emphasize the separation of its "wires" business - the transmission and distribution functions of the EDCs - from its non-State regulated utilities - the PGCs - and non-utility - Enterprises - businesses. Providing a corporate organization that clearly and fully separates the distribution business from other businesses will better insulate the distribution business, which will continue to be regulated, from unregulated business. Further, providing a separate management structure for the distribution business will provide for management focus on that business enabling better integration and efficient development of that business.

           The Commission has recognized in recent cases that there are organizational, regulatory and tax benefits to the creation of intermediate holding companies that should be considered. The harms that the 1935 Act envisioned would be prevented by the reduction or elimination of intermediate holding companies are unlikely to occur given modern financial reporting and affiliate transaction requirements. AEP's proposal will not result in harmful pyramiding of holding company groups. There is no risk of unfair or inequitable distribution of voting power from the proposal. No proposed holding company will issue any voting securities to anyone other than AEP or a directly or indirectly wholly owned subsidiary of AEP. Consequently, the Commission should approve the formation of such entities, "look through" the intermediate holding companies or treat them as a single company for purposes of analysis under Section 11(b)(2) of the 1935 Act.19

           Enterprises and Reg Holdco will be wholly-owned, directly by AEP. Other than to enhance the full integration of the regulated utilities, Reg Holdco will not affect the operation of CPL EDC, WTU EDC, SWEPCO, SWEPCO EDC, CSP EDC or OPCo EDC. Likewise, Enterprises will not affect the operation of CPL PGC, WTU PGC, CSP PGC and OPCo PGC. Thus, there is no possibility that implementation and continuance of the proposed transaction structure could result in an undue or unnecessarily complex capital structure or inequitable distribution of voting power to the detriment of the public interest or the interest of consumers. This is not the type of situation that concerned the drafters of the 1935 Act and AEP urges the Commission to exercise its discretion to find that any apparent complexity of the proposed transaction structure is neither undue nor unnecessary.

           The Transaction does not unduly complicate the capital structure of the AEP system. The capital structure of the AEP system on a consolidated basis will be essentially unchanged. The Transaction will tend toward the proper functioning of the AEP system in a partly deregulated, partly regulated operating environment. The Transaction results in a more economical and efficient system. The resulting increased efficiency of operations significantly offsets any perceived added complexity caused by the Transaction.20 Being done in part because of state mandate and for all of the foregoing reasons, the Transaction satisfies the requirements of, and is entirely consistent with the 1935 Act.

           3.   The Consideration is Fair and Reasonable

           The consideration to be paid in connection with the Transaction is fair and reasonable. Indeed, each state public utility commission has approved or will approve the corporate separation plan as it relates to its particular jurisdiction.

      B.   Section 12 & Rule 46

      Section 12(c) governs the proposed dividends for which authorization has been sought. Section 12(c) provides that:

      It shall be unlawful for any registered holding company or any subsidiary company thereof, by use of the mails or any means or instrumentality of interstate commerce, or otherwise, to declare or pay any dividend on any security of such company or to acquire, retire, or redeem any security of such company, in contravention of such rules and regulations or orders as the Commission deems necessary or appropriate to protect the financial integrity of companies in holding-company systems, to safeguard the working capital of public-utility companies, to prevent the payment of dividends out of capital or unearned surplus, or to prevent the circumvention of the provisions of this chapter or the rules, regulations, or orders thereunder.

      AEP expects that the distribution of entities owning utility assets of this magnitude, in each instance could be a dividend out of "capital or unearned surplus" within the meaning of Rule 46 under the 1935 Act. Applicants believe that, in the overall context of the Transaction, neither shareholders, ratepayers nor the public will be adversely affected.21 The distributions will be structured as such in order to minimize the tax burden on the Applicants. The distributions are fundamentally necessary to effect the transfer of their respective generation or transmission and distribution assets to an affiliate in the AEP system in accordance with the relevant order of each respective state utility commission. The distributions will be the final step in the reorganization of the AEP system, in accordance with, and fulfillment of, the regulations and legislative policies and objectives that culminated in deregulation of and competition in electrical generation in each state, as described herein. The distributions are not intended to harm the interests of any Operating Company, successor or, ultimately, AEP. The AEP system will continue to own the assets transferred by such distributions. Subject to any necessary state approvals, the regulated parts of the AEP system that are not subject to deregulation and competition will be owned directly by CSW. For these reasons, the proposed distributions are entirely consistent with the policies and principles behind Section 12 of the 1935 Act.

      C.   Section 13(b) Compliance

      Section 13(b) of the 1935 Act provides that:

      It shall be unlawful for any subsidiary company of any registered holding company or for any mutual service company, by use of the mails or any means or instrumentality of interstate commerce, or otherwise, to enter into or take any step in the performance of any service, sales, or construction contract by which such company undertakes to perform services or construction work for, or sell goods to, any associate company thereof except in accordance with such terms and conditions and subject to such limitations and prohibitions as the Commission by rules and regulations or order shall prescribe as necessary or appropriate in the public interest or for the protection of investors or consumers and to insure that such contracts are performed economically and efficiently for the benefit of such associate companies at cost, fairly and equitably allocated between such companies.

      Any transaction between AEPSC and any newly formed affiliates and any related service agreements shall be in compliance with section 13(b) of the 1935 Act and Rules 87, 90 and 91 under the 1935 Act.

      D.   Rule 54 Compliance

      Rule 54 provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a),
(b) and (c) are satisfied.

      AEP consummated the merger with Central and South West Corporation on June 15, 2000 pursuant to an order issued June 14, 2000 (HCAR No. 27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (as extended pursuant to HCAR No. 27316, December 26, 2000, the "Rule 53(c) Order").

      AEP currently meets all of the conditions of Rule 53(a) and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein.

      Rule 53(a)(1) At June 30, 2001, AEP's "aggregate investment", as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1.315 billion, or about 40.6% of AEP's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended June 30, 2001 ($3.242 billion).

      Rule 53(a)(2) Each FUCO in which AEP invests will maintain books and records and make available the books and records required by Rule 53(a)(2).

      Rule 53(a)(3) No more than 2% of the employees of the electric utility subsidiaries of AEP will, at any one time, directly or indirectly, render services to any FUCO.

      Rule 53(a)(4) AEP has submitted and will submit a copy of Item 9 and Exhibits G and H of AEP's Form U5S to each of the public service commissions having jurisdiction over the retail rates of AEP's electric utility subsidiaries.

      Rule 53(b) (i) Neither AEP nor any subsidiary of AEP is the subject of any pending bankruptcy or similar proceeding; (ii) AEP's average consolidated retained earnings for the four quarters ended June 30, 2001 ($3,242,159,000) represented a decrease of approximately $302,490,000 (or 8.5%) in the average consolidated retained earnings from the four quarters ended June 30, 2000 ($3,544,649,000); and (iii) for the fiscal year ended December 31, 2000, AEP did not report operating losses attributable to its direct or indirect investments in EWGs and FUCOs.

      AEP's interests in EWGs and FUCOs have made a positive contribution to earnings over the four calendar years ending after the Rule 53(c) Order. Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to AEP's investments in EWGs and FUCOs has not had an adverse impact on AEP's financial integrity.


ITEM 4.  REGULATORY APPROVAL

      The FERC must approve the sale of utility assets and other action contemplated in this Application. The LPSC must approve the business unbundling plan of SWEPCO.

      On July 7, 2000, the PUCT issued an order approving the corporate separation plan of CPL, SWEPCO and WTU (Exhibit D-2.) On September 28, 2000, the PUCO issued an order on each of OPCo and CSP's request to separate its generation assets from its transmission and generation assets. In that order, the PUCO approved the Stipulation Agreement requiring the separation of each of OPCo and CSP's generation assets from its transmission and distribution assets as determined in accordance with accepted PUCO procedures (Exhibit D-4). On September 1, 2000, SWEPCO filed an application before the LPSC seeking approval to transfer its Texas transmission and distribution assets to SWEPCO EDC (Exhibit D-5).


ITEM 5.  PROCEDURE

      It is requested that the Commission's order granting this Application or Declaration be issued on or before October 1, 2001. There should be no recommended decision by a hearing or other responsible officer of the Commission and no 30-day waiting period between the issuance of the Commission's order and its effective date. Applicants consent to the Division of Corporate Regulation assisting in the preparation of the Commission's decision and order in this matter, unless the Division opposes the Transaction covered by this Application or Declaration.


ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

      (a)  Exhibits:

           B-1            Form of Proposed AEP Structure (filed herewith on
                          Form SE)

           D-1            PUCT Application (to be filed by amendment)

           D-2            PUCT Order (to be filed by amendment)

           D-3            PUCO Application (to be filed by amendment)

           D-4            PUCO Order (to be filed by amendment)

           D-5            LPSC Application (to be filed by amendment

           D-6            LPSC Order (to be filed by amendment)

           D-7            FERC Application (to be filed by amendment)

           D-8            FERC Order (to be filed by amendment)

           F              Opinion of Counsel (to be filed by amendment)

           G-1            Form of Notice

      (b)  Financial statements:

      Consolidated balance sheets as of June 30, 2001 and consolidated statements of income for the period ended June 30, 2001 of AEP, CPL, CSP, OPCo, SWEPCO and WTU. (Incorporated by reference from AEP's Form 10-Q for the period ended June 30, 2001, File No. 1-3525.)


ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

      As described in Item 1, the proposed transactions are of a routine and strictly financial nature in the ordinary course of AEP's business and the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

      No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.



                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

      ...............AMERICAN ELECTRIC POWER COMPANY, INC.
      ...............AMERICAN ELECTRIC POWER SERVICE CORPORATION
      ...............CENTRAL AND SOUTH WEST CORPORATION
      ...............CENTRAL POWER AND LIGHT COMPANY
      ...............COLUMBUS SOUTHERN POWER COMPANY
      ...............OHIO POWER COMPANY
      ...............SOUTHWESTERN ELECTRIC POWER COMPANY
      ...............WEST TEXAS UTILITIES COMPANY


      .............../s/  A. A. Pena
      ...............     Treasurer


Dated:  August 21, 2001



                                                                     Exhibit G-1


                      UNITED STATES OF AMERICA
                             before the
                 SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.          /September   , 2001


-----------------------------------------

In the Matter of

AMERICAN ELECTRIC POWER COMPANY, INC.
AMERICAN ELECTRIC POWER SERVICE CORPORATION
CENTRAL AND SOUTH WEST CORPORATION
CENTRAL POWER AND LIGHT COMPANY
COLUMBUS SOUTHERN POWER COMPANY
OHIO POWER COMPANY
SOUTHWESTERN ELECTRIC POWER COMPANY
WEST TEXAS UTILITIES COMPANY

File No. 70-9785
------------------------------------------------

           American Electric Power Company, Inc. ("AEP") and Central and South West Corporation, holding companies registered under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), Central Power and Light Company ("CPL"), Columbus Southern Power Company ("CSPCo"), Ohio Power Company ("OPCo"), Southwestern Electric Power Company ("SWEPCO"), West Texas Utilities Company ("WTU"), each a direct or indirect wholly owned public utility electric subsidiary of AEP, and American Electric Power Service Corporation ("AEPSC"), hereby file this Application-Declaration with the Commission under Sections 6(a), 7, 9(a), 10, 12 and 13(b) of the 1935 Act, and Rules 43(a), 44, 45, 46, 54, 90 and 91 thereunder, for authority to engage in certain transactions in connection with state mandated restructuring in Ohio and Texas.

           1.   The Transaction

           AEP's corporate separation is designed to align the company's legal structure and business activities with the realities of a restructuring electric industry. Corporate separation responds to the changing laws, regulations and business requirements of the electric industry. AEP's realigned corporate legal structure complies with restructuring statutory and regulatory requirements and provides greater flexibility to conduct business. This realignment consists of actual legal corporate separation of certain subsidiaries and companies of AEP and is not a functional reorganization of those entities.

                (a) Formation and Capitalization of Enterprises, Wholesale Holdco and Domestic Holdco

                AEP seeks authorization to form and capitalize Enterprises, a first tier wholly owned corporation or limited liability company, Wholesale Holdco (a wholly-owned subsidiary corporation or limited liability company of Enterprises) and Domestic Holdco (a wholly-owned subsidiary corporation or limited liability company of Wholesale Holdco). AEP, Enterprises and Wholesale Holdco, respectively, propose to make an initial capital contribution to Enterprises, Wholesale Holdco and Domestic Holdco, respectively, in an amount to be determined, in exchange for all of the common stock of, or limited liability interest in, Enterprises, Wholesale Holdco and Domestic Holdco, respectively. AEP, Enterprises and Wholesale Holdco, respectively, seek authorization for Enterprises, Wholesale Holdco and Domestic Holdco to issue, and for AEP, Enterprises and Wholesale Holdco, respectively, to acquire, all of the common stock of, or limited liability interest in, Enterprises, Wholesale Holdco and Domestic Holdco, respectively.

                (b)  Formation of Texas PGCs and Tax Beneficial Entities

                AEP seeks approval for: (1) CPL to form and capitalize CPL PGC for the purpose of holding the generation assets and related liabilities of CPL; (2) WTU to form and capitalize WTU PGC for the purpose of holding the generation assets and related liabilities of WTU; (3) CPL PGC to form and capitalize CPL PGC LLC, which would serve as the general partner of CPL PGC LP; (4) CPL PGC and CPL PGC LLC to form and capitalize CPL PGC LP for the purpose of holding the generation assets and related liabilities of CPL PGC; (5) WTU PGC to form and capitalize WTU PGC LLC, which would serve as the general partner of WTU PGC LP; and (6) WTU PGC and WTU PGC LLC to form and capitalize WTU PGC LP for the purpose of holding the generation assets and related liabilities of WTU PGC.

                (c)  Formation of EDC Subsidiaries

                AEP seeks approval for: (1) OPCo to form and capitalize OPCo EDC for the purpose of holding the transmission and distribution assets and related liabilities of OPCo; (2) CSP to form and capitalize CSP EDC for the purpose of holding the transmission and distribution assets and related liabilities of CSP; and (3) SWEPCO to form and capitalize SWEPCO EDC for the purpose of holding the Texas-based transmission and distribution assets and related liabilities of SWEPCO.

                (d)  Capitalization of Subsidiaries

                     (i) AEP seeks approval for CPL to acquire all of the common stock of, or limited liability interest in, CPL PGC in exchange for transferring its generation assets and related liabilities to CPL PGC and for CPL PGC to issue, and for CPL to acquire, all of the common stock of, or limited liability interest in, CPL PGC.

                     (ii) AEP seeks approval for CPL PGC to acquire all of the membership interests of CPL PGC LLC in exchange for sufficient capitalization for CPL PGC LLC to act as general partner of CPL PGC LP and for CPL PGC LLC to issue, and for CPL PGC to acquire, all of the membership interests of CPL PGC LLC.

                     (iii) AEP seeks approval for CPL PGC to acquire all of the limited partnership interest of CPL PGC LP in exchange for transferring its generation assets and related liabilities to CPL PGC LP, for CPL PGC LLC to acquire the general partnership interest of CPL PGC LP, for CPL PGC LP to issue, and for CPL PGC to acquire, all of the limited partnership interest of CPL PGC LP and for CPL PGC LP to issue, and for CPL PGC LLC to acquire, the general partnership interest of CPL PGC LP.

                     (iv) AEP seeks approval for WTU to acquire all of the common stock of, or limited liability interest in, WTU PGC in exchange for transferring its generation assets and related liabilities to WTU PGC and for WTU PGC to issue, and for WTU to acquire, all of the common stock of, or limited liability interest in, WTU PGC.

                     (v) AEP seeks approval for WTU PGC to acquire all of the membership interests of WTU PGC LLC in exchange for sufficient capitalization for WTU PGC LLC to act as general partner of WTU PGC LP and for WTU PGC LLC to issue, and for WTU PGC to acquire, all of the membership interests of WTU PGC LLC.

                     (vi) AEP seeks approval for WTU PGC to acquire all of the limited partnership interest of WTU PGC LP in exchange for transferring its generation assets and related liabilities to WTU PGC LP, for WTU PGC LLC to acquire the general partnership interest of WTU PGC LP, for WTU PGC LP to issue, and for WTU PGC to acquire, all of the limited partnership interest of WTU PGC LP and for WTU PGC LP to issue, and for WTU PGC LLC to acquire, the general partnership interest of WTU PGC LP.

                     (vii) AEP seeks approval for OPCo to acquire all of the common stock of, or limited liability interest in, OPCo EDC in exchange for transferring its transmission and distribution assets and related liabilities to OPCo EDC and for OPCo EDC to issue, and for OPCo to acquire, all of the common stock of, or limited liability interest in, OPCo EDC.

                     (viii) AEP seeks approval for CSP to acquire all of the common stock of, or limited liability interest in, CSP EDC in exchange for transferring its transmission and distribution assets and related liabilities to CSP EDC and for CSP EDC to issue, and for CSP to acquire, all of the common stock of, or limited liability interest in, CSP EDC.

                (e)  Transfers

                     (i) AEP seeks approval for CPL to transfer or contribute a total of 100% of its ownership interests in its generation assets (estimated net book value at December 31, 2000, $2,366.3 million) and related liabilities (estimated book value at December 31, 2000, $1,980.1 million) to CPL PGC at their net book value at the transfer date and for CPL PGC to transfer or contribute a total of 100% of its ownership interests in such generation assets and related liabilities to CPL PGC LP at the same book value.

                     (ii) AEP seeks approval for WTU to transfer or contribute a total of 100% of its ownership interests in its generation assets (estimated net book value at December 31, 2000, $484.1 million) and related liabilities (estimated book value at December 31, 2000, $333.4 million) to WTU PGC at their net book value at the transfer date and for WTU PGC to transfer or contribute a total of 100% of its ownership interests in such generation assets and related liabilities to WTU PGC LP at the same book value.

                     (iii) AEP seeks approval for OPCo to transfer or contribute a total of 100% of its ownership interests in its transmission and distribution assets (estimated net book value at December 31, 2000, $2,231.5 million) and related liabilities (estimated book value at December 31, 2000, $536.6 million) to OPCo EDC at their book value at the transfer date.

                     (iv) AEP seeks approval for CSP to transfer or contribute a total of 100% of its ownership interests in its transmission and distribution assets (estimated net book value at December 31, 2000, $1,440.4 million) and related liabilities (estimated book value at December 31, 2000, $424.8 million) to CSP EDC at their book value at the transfer date.

                     (v) AEP seeks approval for SWEPCO to transfer or contribute a total of 100% of its ownership interests in its Texas transmission and distribution assets (estimated net book value as of December 31, 2000, $631.6 million) and related liabilities (estimated book value at December 31, 2000, $174.0 million) to SWEPCO EDC at their book value at the transfer date.

                     (vi) After the transfers are executed, AEP seeks approval for:

                     CPL EDC to dividend CPL PGC's common stock or limited liability interest to CSW, which will dividend the stock to AEP, which will contribute the stock to Enterprises, which will contribute the stock or limited liability interest to Wholesale Holdco, which will contribute the stock or limited liability interest to Domestic Holdco.

                     WTU EDC to dividend WTU PGC's common stock or limited liability interest to CSW, which will dividend the stock to AEP, which will contribute the stock or limited liability interest to Enterprises, which will contribute the stock or limited liability interest to Wholesale Holdco, which will contribute the stock to Domestic Holdco.

                     OPCo PGC to dividend OPCo EDC's common stock or limited liability interest to AEP, which will contribute the stock or limited liability interest to Reg Holdco.

                     CSP PGC to dividend CSP EDC's common stock or limited liability interest to AEP, which will contribute the stock or limited liability interest to Reg Holdco.

                     SWEPCO to dividend the common stock or limited liability interest of SWEPCO EDC to CSW.

                     (vii) Upon completion of the Transaction, Reg Holdco will hold CPL EDC, WTU EDC, SWEPCO, SWEPCO EDC, OPCo EDC and CSP EDC, each of which will own transmission and distribution assets and related liabilities (other than SWEPCO which will continue to be a vertically integrated utility with respect to its assets located outside of Texas.) Domestic Holdco will hold CPL PGC, WTU PGC, OPCo PGC and CSP PGC, each of which will own, directly or indirectly, generation assets and related liabilities and, upon state approval, will be EWGs.

                     (viii) Subject to any required state approval, AEP seeks authorization to contribute the stock of the Vertically-Integrated Companies to Reg Holdco and for Reg Holdco to acquire the stock of the Vertically-Integrated Companies.

           AEP proposes to restructure its non-utility holdings (including utility holdings that are no longer subject to state regulation) from time to time as may be necessary or appropriate in the furtherance of its authorized non-utility activities. The restructuring could involve the acquisition of one or more new special-purpose subsidiaries to acquire and hold direct or indirect interests in any or all of AEP's existing or future authorized non-utility businesses. The restructuring could also involve the creation, capitalization and acquisition of a subsidiary to hold the non-utility interests, the transfer of existing subsidiaries, or portions of existing businesses, among AEP associates and/or the reincorporation of existing subsidiaries in a different state. This authority would enable AEP to consolidate similar businesses and to participate effectively in authorized non-utility activities.

           2.   Agreements

                (a) Authorization is requested for AEPSC to render services to any direct or indirect subsidiary of any Applicant to be formed as permitted in this file, pursuant to the existing AEP Service Agreement. All services will be performed in adherence with the 'at cost' provisions of Rules 90 and 91 under the 1935 Act.

                (b) Authorization is requested for the time period following receipt of respective state regulatory approval of relevant portions of the Transaction but prior to the Transaction for each of CPL and WTU to enter into Operating Agreements with CPL PGC and WTU PGC, respectively for the purpose of allowing the former companies to operate their respective utility and related assets. These agreements may be necessary to transfer control of such assets before assets can be transferred because of mortgage or financial restrictions or delays in obtaining assignments of environmental permits or other regulatory approvals.

           3.   Services, Goods and Assets Involving the Utility Operating
                Companies

           The Utility Subsidiaries may provide to one another and other associate companies services incidental to their utility businesses, including but not limited to, infrastructure services, maintenance, storm outage emergency repairs, and services of personnel with specialized expertise related to the operation of the utility. These services will be provided in accordance with Rules 87, 90, and 91. Moreover, in accordance with Rules 87, 90, and 91, certain goods may be provided through a leasing arrangement or otherwise by one Utility Subsidiary to one or more associate companies, and certain assets may be used by one Utility Subsidiary for the benefit of one or more other associate companies. Because these services will be provided and goods transferred in accordance with applicable rules, no relief is sought from the Commission regarding these services.

           Although CPL PGC, CPL PGC LP, WTU PGC, WTU PGC LP, CSP PGC and OPCo PGC each will be a "public-utility company" until AEP obtains EWG status for such companies, none is subject to State rate regulation or will have "captive" customers.

                                 Financing Plan

           1.   Overview of the Financing Request

           The Applicants hereby request authorization to engage in the financing transactions set forth herein through June 30, 2005 (the "Authorization Period"). The approval by the Commission of this Application will give the Applicants the flexibility that will allow them to respond quickly and efficiently to their financing needs and to changes in market conditions, allowing them to efficiently and effectively carry on competitive business activities designed to provide benefits to customers and shareholders.

           The financing authorizations requested herein relate to:

                (a) issuances by AEP of guarantees of obligations of affiliated or unaffiliated persons in favor of other unaffiliated persons and the acquisition of the securities of the Holding Companies;

                (b) issuances of securities and guarantees, the entering into of transactions to manage interest rate risk ("hedging transactions") and the acquisition of the securities of the Unregulated Subsidiaries by the Unregulated Holding Companies;

                (c) issuances of securities and guarantees and the entering into of hedging transactions by the Unregulated Subsidiaries to the extent not exempt pursuant to Rule 52 (although each Unregulated Subsidiary will be an "electric utility company" under the 1935 Act, none will be subject to the jurisdiction of any State commission in connection with the issuance of securities - therefore, all securities issuances for the Unregulated Subsidiaries will require approval of the Commission until EWG status is obtained);

                (d) issuances of securities and guarantees, the entering into of hedging transactions and the acquisition of the securities of the Regulated Subsidiaries by Reg Holdco to the extent not exempt pursuant to Rules 52 and 45;

                (e) issuances of securities and guarantees and the participation in the AEP Money Pool and the entering into of hedging transactions by the Regulated Subsidiaries to the extent not exempt pursuant to Rule 52;

                (f) the ability of AEP and its subsidiaries to pay dividends out of capital or unearned surplus; and

                (g) the formation of financing entities and the issuance by such entities of securities otherwise authorized to be issued and sold pursuant to this Application or pursuant to applicable exemptions under the 1935 Act, including intra-system guarantees of such securities.

           2.   Parameters for Financing and Hedging Transaction Authorization

           Authorization is requested herein to engage in certain financing transactions during the Authorization Period for which the specific terms and conditions are not at this time known, and which may not be covered by Rule 52, without further prior approval by the Commission. The following general terms will be applicable where appropriate to the financing transactions requested to be authorized hereby:

                (a)  Effective Cost of Money

                The effective cost of money on long-term debt borrowings occurring pursuant to the authorizations granted under this Application will not exceed the greater of (i) 500 basis points over the comparable term U.S. Treasury securities or (ii) a gross spread over U.S. Treasuries that is consistent with similar securities of comparable credit quality and maturities issued by other companies. The effective cost of money on short-term debt borrowings pursuant to authorizations granted under this Application will not exceed the greater of (i) 350 basis points over the comparable term London Interbank Offered Rate ("LIBOR") or (ii) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies. The dividend rate on any series of preferred securities will not exceed the greater of (a) 700 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such series of preferred securities or (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

                (b)  Maturity of Debt and Final Redemption on Preferred
           Securities

                The maturity of indebtedness will not exceed 50 years. All preferred securities will be redeemed no later than 50 years after the issuance thereof.

                (c)  Issuance Expenses

                The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to this Application (not including any original issue discount) will not exceed 5% of the principal or total amount of the security being issued.

                (d)  Use of Proceeds

                The proceeds from the sale of securities in external financing transactions will be used for general corporate purposes including:

o     the financing, in part, of the capital expenditures of the AEP System;

o     the financing of working capital requirements of the AEP System;

o the acquisition, retirement or redemption pursuant to Rule 42 of securities previously issued by AEP subsidiaries without the need for prior Commission approval; and

o other lawful purposes, and, for the Unregulated Holding Companies, the direct or indirect investment in companies authorized by prior Order of this Commission, Rule 58 companies, other subsidiaries approved by the Commission, EWGs, FUCOs and ETCs. The Applicants represent that no such financing proceeds will be used to acquire or form a new subsidiary unless such financing is consummated in accordance with an order of the Commission or an available exemption under the 1935 Act.

                Direct or indirect investments by AEP in Rule 58 Subsidiaries would be subject to the limitations of Rule 58.

                (e)  Financial Condition

                The Operating Companies are financially sound and each have investment grade ratings from major national rating agencies. The business of the Unregulated Unit will be conducted by companies that will also be financially sound. Furthermore, AEP has an investment grade rating (a senior unsecured debt rating of BBB+ from Standard & Poor's and Baa1 from Moody's). The consolidated common equity of AEP was 33.5% of total Consolidated Capitalization (common equity, preferred stock and long-term and short-term debt, including current maturities of long-term debt) as of June 30, 2001.

                AEP commits that (a) its common equity (as reflected on the balance sheets contained in its most recent 10-K or 10-Q filed with the Commission pursuant to the 1934 Act) will be at least 30% of its Consolidated Capitalization and (b) it will maintain at least an investment grade corporate or senior unsecured debt rating by at least one nationally recognized rating agency. Further, the Utility Subsidiaries commit that each will maintain common equity of at least 30% of its capitalization (calculated in the same manner provided, however, that CPL may exclude securitization debt from the calculation of indebtedness and total capitalization) and at least an investment grade rating by one nationally recognized rating agency. The consequences of failing to maintain an investment grade rating or common equity of at least 30% of Consolidated Capitalization when required is that such company would require additional Commission approval to issue securities except for securities which would result in an increase in such common equity percentage or restoration of such rating.

                (f)  Hedging Transactions

                Interest rate hedging transactions with respect to existing indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, would be entered into in order to reduce or manage interest rate cost or risk. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or whose parent companies' senior debt ratings, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors' Service or Fitch Investor Service. Interest Rate Hedges will involve the use of financial instruments and derivatives commonly used in today's capital markets, such as interest rate swaps, options, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations. The transactions would be for fixed periods and stated notional amounts. In no case will the notional principal amount of any interest rate swap exceed that of the underlying debt instrument and related interest rate exposure. Applicants will not engage in speculative transactions. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

                In addition, interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury obligations and/or a forward swap (each a "Forward Sale"); (ii) the purchase of put options on U.S. Treasury obligations (a "Put Options Purchase"); (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury obligations (a "Zero Cost Collar"); (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations; or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, options, caps and collars, appropriate for the Anticipatory Hedges. Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade or the Chicago Mercantile Exchange, the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. Each Applicant will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. Applicants may decide to lock in interest rates and/or limit its exposure to interest rate increases. Applicants represent that each Interest Rate Hedge and Anticipatory Hedge will be treated for accounting purposes under generally accepted accounting principles. Applicants will comply with the then existing financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions.

           3.   AEP Guarantees and Intra-system Advances

                (a)  Guarantees

                AEP requests authorization to enter into guarantees, obtain letters of credit, enter into support or expense agreements or otherwise provide credit support with respect to the obligations of the Finance Applicants as may be appropriate or necessary to enable such Finance Applicant to carry on in the ordinary course of its respective business in an aggregate principal amount, and to enter into guarantees of non-affiliated third parties obligations in the ordinary course of AEP's business ("AEP Guarantees") in an amount not to exceed $5.0 billion outstanding at any one time (not taking into account obligations exempt pursuant to Rule 45). Any such guarantees shall also be subject to the limitations of Rule 58(a)(1) or the Rule 53 limitation then in effect for AEP, as applicable. Each guarantor proposes to charge each subsidiary a fee for each guarantee provided on its behalf that is comparable to those obtainable by the beneficiary of the guarantee from third parties.

                A substantial amount of the guarantees proposed to be issued by AEP will be in connection with the Unregulated Unit. As a result of the Transaction, the Unregulated Unit will be a newly formed business consisting of the generating assets of CPL, WTU, CSP and OPCo. The Unregulated Unit will also conduct the power marketing and trading operations previously conducted by CPL, WTU, CSP and OPCo. For various business reasons, AEP may wish to provide credit support in connection with the Unregulated Unit's obligations to independent power producers to purchase the output of generating units, in connection with the trading positions of the Unregulated Unit entered into in the ordinary course of the Unregulated Unit's energy marketing and trading business and for other purposes. AEP may wish to provide guarantees to the Unregulated Unit for reasons that are not unusual in today's increasingly competitive electricity markets.

                The second reason for the requested level of guarantee authority is that many of the counterparties with whom the Unregulated Unit will buy and sell power may demand that the Unregulated Unit provide credit support, as its credit rating may not be as strong as the present credit ratings of CPL, CSP, OPCo and WTU.

                The provision of parent guarantees by holding companies to affiliates in the generation and power marketing business is a standard industry practice. Given the substantial volume of the Unregulated Unit's business, AEP's $5.0 billion request for authority to issue guarantees, including the guarantees relating to the Unregulated Unit, is reasonable and appropriate under current industry practice. AEP expects the Unregulated Unit to grow quickly and obtain its own investment grade rating at some time after the Restructuring. To the extent the Unregulated Unit has such a rating, the need for support from AEP will be reduced. However, in that situation, the Unregulated Unit will likely be required to offer its guarantee in connection with the business activities of its subsidiaries through which AEP's generation business (additional EWGs and/or FUCOs) will be developed.

                Certain of the guarantees referred to above may be in support of the obligations of subsidiaries which are not capable of exact quantification. In such cases, AEP will determine the exposure under such guarantee for purposes of measuring compliance with the $5.0 billion limitation by appropriate means including estimation of exposure based on loss experience or projected potential payment amounts. If appropriate, such estimates will be made in accordance with generally accepted accounting principles. Such estimation will be reevaluated periodically.

                AEP requests that this guarantee authority include the ability to guarantee debt. Any guarantees or other credit support arrangements outstanding at the end of the Authorization Period will continue until expiration or termination in accordance with their terms.

                The aggregate amount of the guarantees issued by AEP for the purpose of funding any direct or indirect investment in an EWG or FUCO would not, when added to AEP's "aggregate investment" (as defined in Rule 53(a)(1)) in all such companies, exceed the Rule 53 limitation then in effect for AEP.

                Direct or indirect investments by AEP in Rule 58 Subsidiaries would be subject to the limitations of Rule 58.

                (b)  Intra-system Advances

                Authority is sought for AEP to acquire the debt or other securities of the Holding Companies for the purpose of lending to them. All such intra-company conduit financing transactions shall comply with the "at cost" requirements of Rules 45 and 52.

           4.   Unregulated Holding Companies Authority

                (a)  Financing Authority

                Authority is sought for each Unregulated Holding Company to engage in financings and to issue securities to non-affiliated and affiliated entities subject to and in accordance with the parameters set forth above, in an aggregate principal amount not to exceed $5.0 billion, other than the refunding of outstanding securities, which would not be limited.

                (b)  Guarantee Authority

                Authority is sought for each Unregulated Holding Company to issue guarantees and extend credit support to any Unregulated Subsidiary, Finance Subsidiary, as defined below, owned by it or other Unregulated Holding Company subject to and in accordance with the parameters set forth above, in an aggregate amount not to exceed $10.0 billion, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule 52(b), provided however, that the amount of guarantees in respect of obligations of any Rule 58 Subsidiaries shall remain subject to the limitations of Rule 58(a)(1).

                (c)  Hedging Transaction Authority

                Authority is sought for each Unregulated Holding Company to enter into any hedging transaction subject to and in accordance with the parameters set forth above.

                (d)  Intra-system Advances

                Authority is sought for each Unregulated Holding Company to acquire the debt or other securities of any Unregulated Subsidiary or other Unregulated Holding Company for the purpose of lending to such Unregulated Subsidiary or other Unregulated Holding Company. All such intra-company conduit financing transactions shall comply with the "at cost" requirements of Rules 45 and 52.

           5.   Unregulated Subsidiaries Authority

                (a)  Financing Authority

                Authority is sought for each Unregulated Subsidiary, to the extent not exempt under Rule 52, to engage in financings and to issue securities to non-affiliated and affiliated entities subject to and in accordance with the parameters set forth above, up to the following principal amounts, other than the refunding of outstanding securities, which would not be limited:

        CPL PGC, CPL PGC LP, CPL PGC LLC..........1,000,000,000
        CSP PGC...................................  500,000,000
        OPCo PGC..................................1,000,000,000
        WTU PGC, WTU PGC LP, WTU PGC LLC..........  250,000,000

                (b)  Guarantee Authority

                Authority is sought for each Unregulated Subsidiary to issue guarantees and extend credit support to any subsidiary owned by it (including any Finance Subsidiary, as defined below) or to any other Unregulated Subsidiary subject to and in accordance with the parameters set forth above, in amounts not to exceed the amounts set forth in above, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45 and Rule 52, provided however, that the amount of guarantees in respect of obligations of any Rule 58 Subsidiaries shall remain subject to the limitations of Rule 58(a)(1).

                (c)  Hedging Transaction Authority

                Authority is sought for each Unregulated Subsidiary to enter into any hedging transaction subject to and in accordance with the parameters set forth above.

           6.   Reg Holdco Authority

                (a)  Financing Authority

                Authority is sought for Reg Holdco to engage in financings and to issue securities to non-affiliated and affiliated entities subject to and in accordance with the parameters set forth above, in an aggregate principal amount not to exceed $10.0 billion, other than the refunding of outstanding securities, which would not be limited.

                (b)  Guarantee Authority

                Authority is sought for Reg Holdco to issue guarantees and extend credit support to any Regulated Subsidiary and any Finance Subsidiary, as defined below owned by it subject to and in accordance with the parameters set forth above, in an aggregate amount not to exceed $10.0 billion.

                (c)  Hedging Transaction Authority

                Authority is sought for Reg Holdco to enter into any hedging transaction subject to and in accordance with the parameters set forth above.

                (d)  Intra-system Advances

                Authority is sought for Reg Holdco to acquire the debt or other securities of any Regulated Subsidiary for the purpose of lending to such Regulated Subsidiary. All such intra-company conduit financing transactions shall comply with the "at cost" requirements of Rules 45 and 52.

           7.   Regulated Subsidiaries Authority

                (a)  Financing Authority

                Authority is sought for each Regulated Subsidiary, to the extent not exempt under Rule 52, to engage in financings and to issue securities to non-affiliated and affiliated entities subject to and in accordance with the parameters set forth above, up to the following principal amounts, other than the refunding of outstanding securities, which would not be limited:

           CPL EDC...............................1,000,000,000
           CSP EDC...............................1,000,000,000
           OPCo EDC..............................1,250,000,000
           SWEPCO EDC............................  500,000,000
           WTU EDC...............................  500,000,000

                (b)  Guarantee Authority

                Authority is sought for each Regulated Subsidiary to issue guarantees and extend credit support to any subsidiary owned by it (including any Finance Subsidiary, as defined below) subject to and in accordance with the parameters set forth above, in amounts not to exceed the amounts set forth above.

               (c)   Money Pool Authority

                AEP currently administers the AEP Money Pool as authorized by American Electric Power Company, Inc. et al., HCAR No. 27186 (June 14,
      2000) subject to the general authority set forth therein and Central and South West Corp., HCAR No. 26697 (March 28, 1997) and Central and South West Corp., HCAR No. 26854 (April 3, 1998) and any subsequent orders which may be issued relating to the AEP Money Pool (collectively, the "Money Pool Orders"). Authority is sought for each Regulated Subsidiary to participate in the AEP Money Pool subject to and as set forth in the Money Pool Orders and to be permitted to issue, to the extent not exempt under Rule 52, short-term debt up to the amounts set forth below (which amounts shall be included in the limits set forth above):

           CPL EDC...............................  200,000,000
           CSP EDC...............................  175,000,000
           OPCo EDC..............................  250,000,000
           SWEPCO EDC............................  100,000,000
           WTU EDC...............................   75,000,000

                (d)  Hedging Transaction Authority

                Authority is sought for each Regulated Subsidiary to enter into any hedging transaction subject to and in accordance with the parameters set forth above.

           8.   Finance Subsidiary Authority

           Authority is sought for any Finance Applicant to organize and acquire all of the common stock or other equity interests of one or more subsidiaries (collectively, the "Financing Subsidiary") for the purpose of effecting any financing as described herein.

                           AEP's Non-utility Holdings

      Applicants propose to restructure AEP's non-utility holdings from time to time as may be necessary or appropriate in the furtherance of its authorized non-utility activities. The restructuring could involve the acquisition of one or more new special-purpose subsidiaries to acquire and hold direct or indirect interests in any or all of the AEP system's existing or future authorized non-utility businesses. The restructuring could also involve the transfer of existing subsidiaries, or portions of existing businesses, among AEP associates and/or the reincorporation of existing subsidiaries in a different state. This would enable the AEP system to consolidate similar businesses and to participate effectively in authorized non-utility activities, without the need to apply for or receive additional Commission approval.

      These direct or indirect subsidiaries might be corporations, partnerships, limited liability companies or other entities in which AEP, directly or indirectly, might have a 100% interest, a majority equity or debt position, or a minority debt or equity position. These subsidiaries would engage only in businesses to the extent the AEP system is authorized, whether by statute, rule, regulation or order, to engage in those businesses. AEP does not seek authorization to acquire an interest in any non-associate Company as part of the authority requested in this Application and states that the reorganization will not result in the entry by the AEP system into a new, unauthorized line of business.

 Request for Authority to Pay Dividends Out of Capital or Unearned Surplus by
                            the Utility Subsidiaries

      Section 12 of the 1935 Act, and Rule 46 thereunder, generally prohibit the payment of dividends out of "capital or unearned surplus" except pursuant to an order of the Commission. The legislative history explains that this provision was intended to "prevent the milking of operating companies in the interest of the controlling holding company groups." S. Rep. No. 621, 74th Cong., 1st Sess. 34 (1935). In determining whether to permit a registered holding company to pay dividends out of capital surplus, as discussed in the 1991 case involving Eastern Utilities Associates, the Commission considers various factors, including: (i) the asset value of the company in relation to its capitalization;
(ii) the company's prior earnings; (iii) the company's current earnings in relation to the proposed dividend; and (iv) the company's projected cash position after payment of a dividend. In recent cases, the Commission has determined that holding company systems may continue to pay dividends although retained earnings have been reduced or eliminated because of write-offs associated with State utility regulation restructuring legislation or because of application of generally accepted accounting principles to a merger involving two previously unaffiliated companies.

      For extraordinary reasons related to the adoption of utility restructuring legislation in Texas and Ohio, CPL, CSP, OPCo, SWEPCO and WTU will each have on a pro forma basis, unusual reductions in their respective retained earnings which may make it difficult in some cases to continue to pay dividends at historical levels without such dividends being paid from paid-in-capital. Generally accepted accounting principles may result in an elimination of retained earnings at CPL, CSP, OPCo, SWEPCO and WTU. Further, such elimination may have the effect of limiting the amount available for dividends.

                           Other Regulatory Approvals

      The goals of the proposed restructuring are to comply with the requirements of Texas and Ohio while maintaining the benefits of integrated operations for system consumers and, in particular, continuing to provide customers with a reliable power supply. To that end, all of AEP's energy regulators will be involved in some aspect of the restructuring.

      The proposed transactions will require approvals from the Federal Energy Regulatory Commission ("FERC") under Sections 203 and 205 of the Federal Power Act in connection with the transfer of assets and the restructuring of FERC-approved Operating and Interconnection agreements (to remove companies in deregulated states). Applications were filed with the FERC on July 24, 2001.

      In addition, AEP is seeking orders from each of its state regulators, pursuant to Section 32(c) of the Act, to establish EWG status for all Ohio and Texas generation. EWG status is needed to enable AEP to divest certain generation by July, 2002, in fulfillment of its merger commitments. AEP will seek FERC certification once the state orders have been received.

      The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by October __, 2001 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicants at the addresses specified above. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application or Declaration, as filed or as it may be amended, may be permitted to become effective.

      For the Commission, by the Division of Investment Management, pursuant to delegated authority.




--------
1 Throughout this Application-Declaration names are used for affiliates of the Applicants that are intended to be descriptive of the functions such affiliates will serve after the reorganization of the AEP system to comply with the state restructuring laws of Ohio and Texas is completed. Such names are fictitious and used as a matter of descriptive convenience. The actual legal names of such affiliates will be determined as part of the implementation of such reorganization.

2  Tex. Util. Code Ann.ss.39.001-909 (Vernon Supp. 2000).

3  Ohio Rev. Code Ann.ss.ss.4928.01-67 (Anderson 2000).

4 CPL has committed to divest by June 2002 its Lon Hill Units 1-4, which have an aggregate generating capability of 546 MW, its Nueces Bay plant, which has a generating capability of 559 MW, and its Joslin Unit 1, which has a generating capability of 249 MW, subject to certain recall rights with respect to CPL's obligation to serve retail customers in ERCOT. CPL made this commitment in connection with the PUCT proceedings brought to consider the merger of CSW and AEP. AEP is seeking EWG status for the entity owning these units. In the event EWG status is not obtained in time, divestiture of such generating capability to third parties is sought from the Commission pursuant to Section 12(d) of the 1935 Act.

5 CPL and WTU may delay the transfer of their stock in CPL PGC and WTU PGC until sometime after June 15, 2002, in order to avoid adverse tax consequences relating to intra-corporate transfers after a merger.

6 In addition to the foregoing affiliate transfers, CPL, SWEPCO and WTU seek authority to sell certain utility assets to non-affiliates as required by
Section 39.051 of S.B. 7 which states "On or before September 1, 2000, each electric utility shall separate from its regulated utility activities its customer energy services business activities that are otherwise also already widely available in the competitive market". In accordance with this Section, PUCT developed and adopted PUCT Substantive Rule 25.341(6) which prohibits regulated utilities from providing certain facilities and/or services that the PUCT believes to be generally available in the open market. The prohibited facilities and/or services identified in the Rule are classified as "competitive energy services" and consist of nonroadway lights, distribution facilities including distribution transformers, conductors, and associated distribution equipment beyond the customer's primary metering point and substation facilities dedicated to serving individual customers. CPL, SWEPCO and WTU have offered their customers the option to (i) purchase such facilities from the utility;
(ii) provide their own facilities; or (iii) convert their service to secondary metering. Should the customer elect to purchase the affected facilities, CPL, SWEPCO and WTU request authority to sell the affected assets, the proceeds of which could total up to $30 million. By order of the PUCT, the price for purchased facilities until October 1, 2001 will be based on the original market cost at the time the facility was placed in service adjusted for depreciation and undepreciated contributions in aid to construction ("CIAC") multiplied times 1.10; provided that the total cost of the facility will not exceed original market cost adjusted for depreciation and undepreciated CIAC plus $15,000. After October 1, the price for purchased facilities will be based on reproduction cost less depreciation. The actual purchase does not have to be completed until January 1, 2004. The purchase price for nonroadway lighting facilities must be 50% of their replacement cost as mandated by the PUCT.

7 The Arkansas legislature recently postponed the start of retail electric competition in Arkansas to a date no earlier than October 1, 2003 and no later than October 1, 2005.

8 Similar authority was granted to Columbia and other registered holding companies. See Columbia Energy Group, HCAR No. 27099 (Nov. 5, 1999).

9 "Hedging Transactions" include only those transactions related to financing activities. Engaging in futures and other commodity related risk management by AEP and its subsidiaries constitute part of their normal business activities and as such do not require Commission approval. See
                                                                     ---
Southern Energy, Inc., HCAR No. 27020 (May 13, 1999); Entergy Corp., HCAR No. 26812 (Jan. 6, 1998); New Century Energies, HCAR No. 26748 (Aug. 1, 1997);
National Fuel Gas Co., HCAR No. 26667 (Feb. 12, 1997).

10  See The Southern Company, HCAR No. 27134 (Feb. 9, 2000).

11 AEP will make additional investments in EWGs and FUCOs during the Authorization Period. Accordingly, Rules 53 and 54 apply to this Application. Compliance with these rules is addressed below.

12 As a newly formed group, companies in the Unregulated Unit may not have a rating from nationally recognized rating agencies immediately when it commences operations. As noted herein, the absence of an investment grade rating will likely increase the necessity for the Unregulated Unit to receive financial support from AEP.

13 See footnote 14 below for the reasons it is appropriate to consider the special status of securitization debt for purposes of consideration of the financial condition of AEP and its Utility Subsidiaries.

14 The Commission has recognized that it is appropriate to consider securitization debt in the calculation of capitalization to determine compliance with its traditional test of a minimum equity component of capitalization of 30%. See West Penn Power Co., HCAR No. 27091 (Oct. 19, 1999) (exemption from 30% equity standard granted where utility's equity ratio was 15% because of transition bonds and other factors; excluding transition bonds, utility would satisfy 30% test). This approach is consistent with the rating agencies analysis of the impact of securitization on a utility's capital structure. AEP anticipates that the outstanding securitization bonds of any subsidiary will be rated "AAA." The structure of these financings, the orders of the respective State commissions and the statutory provisions of each State ensure that there will be sufficient cash flow from a dedicated portion of payments made by utility customers to at all times provide for principal and interest on the securitization bonds. The rates paid by customers are subject to adjustment in accordance with procedures of the respective states to ensure that amounts collected are sufficient to meet debt service and other requirements under the securitization financings. See Utility Stranded Costs: Rating the Securitization of Transition Tariffs, Special Report, FitchIBCA (September 24, 1998) (available at www.FitchIBCA.com).

15 The proposed terms and conditions of the Interest Rate Hedges and Anticipatory Hedges are substantially the same as the Commission has approved in other cases. See Entergy Corporation, HCAR No. 27371 (April 3, 2001); New Century Energies, Inc., et al., HCAR No. 27000 (April 7, 1999); and Ameren Corp., et al., HCAR No. 27053 (July 23, 1999).

16 CPL PGC is expected to assume the obligations on certain pollution control loan obligations of CPL issued in connection with facilities located at the generating stations to be transferred to CPL PGC from CPL. WTU PGC is expected to assume the obligations on certain pollution control loan obligations of WTU issued in connection with facilities located at the generating stations to be transferred to WTU PGC from WTU.

17 PowerGen plc, HCAR No. 27291 (Dec. 6, 2000); Columbia Energy Group, HCAR No. 27099 (Nov. 5, 1999).

18  Compare Section 305(a) of the Federal Power Act.

19 Exelon Corporation, HCAR No. 27256 (Oct. 19, 2000) (approving intermediate holding company structure resulting from merger); National Grid Group plc, HCAR No. 27154 (Mar. 15, 2000) (intermediate holding companies necessary for cross-border tax considerations); Dominion Resources, HCAR No. 27113 (Dec. 15, 1999) (intermediate holding company "CNG Acquisitions" to hold CNG's utility subsidiaries under alternative form of merger).

20 See Wisconsin's Environmental Decade, Inc. v SEC, 882 F.2d 523, 527 (D.C. Cir. 1989); Northeast Utilities, HCAR No. 25221 (Dec. 21, 1990); Entergy Corp., HCAR No. 25136 (Aug. 27, 1990).

21 Ibid. The Commission, among other things, authorized the dividending of interests to Genco.